Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2018 and for the year then ended

with independent auditor’s report

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements

as of December 31, 2018 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board ofDirectors, weundersigned:

1.	Name	:	Alex J. Sinaga
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Anggrek Nelimurni B-70 No. 38 Kelurahan Kemanggisan Kecamatan Palmerah, Jakarta Barat
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. H. Namin No. 48 A Kelurahan Cipete Utara Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 29, 2019

/s/ Alex J. Sinaga Alex J. Sinaga President Director	/s/ Harry M. Zen Harry M. Zen Director of Finance

This report is originally issued in the Indonesian langguage.

Independent Auditor’s Report

Report No. 00910/2.1032/AU.1/06/0691-2/1/IV/2019

The Shareholders the Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2018, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of such consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on such consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether such consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

This report is originally issued in the Indonesian langguage.

Independent Auditor’s Report (continued)

Report No. 00910/2.1032/AU.1/06/0691-2/1/IV/2019 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk. and its subsidiaries as of December 31, 2018, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial
Accounting Standards.

Purwantono, Sungkoro & Surja

/S/ David Sungkoro, CPA

David Sungkoro, CPA

Public Accountant Registration No. AP.0691

April 29, 2019

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2018

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,36	17,439	25,145
Other current financial assets	2c,2e,2u,4,31,36	1,304	2,173
Trade receivables - net provision for
impairment of receivables	2g,2u,2ac,5,36
Related parties	2c,31	2,126	1,545
Third parties		9,288	7,677
Other receivables - net of provision for
impairment of receivables	2g,2u,36	727	342
Inventories - net provision for obsolescence	2h,6	717	631
Assets held for sale	2j,9	340	10
Prepaid taxes	2t,26	2,749	1,947
Claim for tax refund	2t,26	596	908
Other current assets	2c,2i,2m,7,31	7,982	7,183
Total Current Assets		43,268	47,561

NON-CURRENT ASSETS
Long-term investments	2f,2u,8	2,472	2,148
Property and equipment - net of accumulated depreciation	2l,2m,2ab,2ac,9,34	143,248	130,171
Intangible assets - net of accumulated amortization	2d,2k,2n,2ab,11	5,032	3,530
Deferred tax assets - net	2t,26	2,504	2,804
Other non-current assets	2c,2g,2i,2n,2t,2u,10,26,31,36	9,672	12,270
Total Non-current Assets		162,928	150,923
TOTAL ASSETS		206,196	198,484

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,36
Related parties	2c,31	993	896
Third parties		13,773	14,678
Other payables	2u,36	448	217
Taxes payable	2t,26	1,180	2,790
Accrued expenses	2c,2u,13,31,36	12,769	12,630
Unearned income	2r,14	5,190	5,427
Advances from customers	2c,31	1,569	1,240
Short-term bank loans	2c,2p,2u,15a,31,36	4,043	2,289
Current maturities of long-term borrowings	2c,2m,2p,2u,2v,15b,31,36	6,296	5,209
Total Current Liabilities		46,261	45,376

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	1,252	933
Unearned income	2r,14	652	524
Long service award provisions	2s,30	852	758
Pension benefits and other post-employment
benefits obligations	2s,29	5,555	10,195
Long-term borrowings - net of current maturities	2c,2m,2p,2u,2v,16,31,36	33,748	27,974
Other liabilities	2u,2o,2aa	573	594
Total Non-current Liabilites		42,632	40,978
TOTAL LIABILITIES		88,893	86,354

EQUITY
Capital stock	1c,18	4,953	5,040
Additional paid-in capital	2w,19	2,455	4,931
Treasury stock	2w,20	-	(2,541)
Other equity	2f,2u,21	507	387
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		75,658	69,559
Net equity attributable to:
Owners of the parent company		98,910	92,713
Non-controlling interest	2b,17	18,393	19,417
TOTAL EQUITY		117,303	112,130
TOTAL LIABILITIES AND EQUITY		206,196	198,484

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2018

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2018	2017
REVENUES	2c,2r,22,31	130,784	128,256

Operation, maintenance and telecommunication
service expenses	2c,2r,24,31	(43,791)	(36,603)
Depreciation and amortization expenses	2k,2l,2m,9,11	(21,406)	(20,446)
Personnel expenses	2c,2r,2s,23,31	(13,178)	(13,529)
Interconnection expenses	2c,2r,31	(4,283)	(2,987)
General and administrative expenses	2c,2r,25,31	(6,137)	(5,260)
Marketing expenses	2c,2r,31	(4,214)	(5,268)
Gain on foreign exchange - net	2q	68	51
Other income	2l,2r,9c	1,752	1,039
Other expenses	2r, 9c	(750)	(1,320)

OPERATING PROFIT		38,845	43,933

Finance income	2c,31	1,014	1,434
Finance cost	2c,2p,2r,31	(3,507)	(2,769)
Share of profit of associated companies	2f,8	53	61

PROFIT BEFORE INCOME TAX		36,405	42,659

INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(9,432)	(11,357)
Deferred		6	1,399
		(9,426)	(9,958)

PROFIT FOR THE YEAR		26,979	32,701

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	2f,2q,21	146	24
Change in fair value of available-for-sale financial assets	2u,21	(10)	20
Share of other comprehensive income of associated companies	2f,8	(14)	(1)
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	2s,29	4,820	(2,375)
Other comprehensive income - net		4,942	(2,332)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		31,921	30,369

Profit for the year attributable to:
Owners of the parent company		18,032	22,145
Non-controlling interests	2b,17	8,947	10,556
		26,979	32,701
Total comprehensive income for the year attributable to:
Owners of the parent company		22,844	19,952
Non-controlling interests	2b	9,077	10,417
		31,921	30,369
BASIC EARNING PER SHARE
(in full amount)	2x,27
Net income per share		182.03	223.55
Net income per ADS (100 Series B shares per ADS)		18,202.70	22,354.64

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2018

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2018		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130
Capital contribution to subsidiaries	2d	-	-	-	-	-	-	-	34	34
Acquisition of businesses		-	(22)	-	(16)	-	-	(38)	65	27
Acquisition of non-controlling interest		-	-	-	-	-	-	-	(69)	(69)
Cash dividens	17,28	-	-	-	-	-	(16,609)	(16,609)	(10,131)	(26,740)
Cancellation of treasury stocks	2v,20	(87)	(2,454)	2,541	-	-	-	-	-	-
Profit for the year	2b,17	-	-	-	-	-	18,032	18,032	8,947	26,979
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	136	-	4,676	4,812	130	4,942
Balance, December 31, 2018		4,953	2,455	-	507	15,337	75,658	98,910	18,393	117,303

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the Year Ended December 31, 2018

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interets	Total equity
Balance, January 1, 2017		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544
Capital contribution		-	-	-	-	-	-	-	50	50
Acquisition of businesses	2d	-	-	-	4	-	-	4	-	4
Acquisition of non-controlling interest		-	-	-	-	-	-	-	145	145
Cash dividens	2w,28	-	-	-	-	-	(11,627)	(11,627)	(12,355)	(23,982)
Profit for the year	2b,17	-	-	-	-	-	22,145	22,145	10,556	32,701
Other comprehensive income - net	2f,2q,2s,2u,17	-	-	-	44	-	(2,237)	(2,193)	(139)	(2,332)
Balance, December 31, 2017		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash receipts from customers and other operators		127,855	125,111
(Payment) receipts for tax refund		2,578	585
Interest income received		1,036	1,431
Cash payments for expenses		(54,099)	(49,604)
Cash payments to employees		(12,657)	(11,739)
Cash payments for corporate and final income taxes		(10,375)	(11,846)
Payment for interest costs		(3,735)	(3,133)
Cash payments for value added taxes - net		(3,434)	(1,942)
Other cash (payments) receipts - net		(1,498)	542
Net cash provided by operating activities		45,671	49,405

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	9	629	1,367
Receipts (placement) in time deposits and available-for-sale financial assets		171	(676)
Proceeds from insurance claims	9	153	155
Dividen received from associated companies	8	9	28
Purchase of property and equipment	9, 38	(31,562)	(32,294)
Purchase of intangible assets	11, 38	(2,972)	(508)
Additional contribution on long-term investments	8	(337)	(269)
Increase in advances for purchases of property and equipment		(300)	(490)
Acquisition of businesses - net of acquired cash		(420)	(243)
Purchase in other assets		(461)	(77)
Net cash used in investing activities		(35,090)	(33,007)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15, 16	35,364	12,169
Capital contribution of non-controling interests in subsidiaries		34	50
Repayments of loan and other borrowings	15, 16	(27,113)	(9,289)
Cash dividends paid to the Company's stockholder subsidiaries		(16,609)	(11,627)
Cash dividends paid to non-controlling interests of subsidiaries	28	(10,134)	(12,355)
Net cash used in financing activities		(18,458)	(21,052)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(7,877)	(4,654)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		171	32

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	25,145	29,767

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	17,439	25,145

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL
	a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was
originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of
Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the
Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about increase the flexibility and independency of Commissioners in approving the Directors’ actions at a certain threshold and changes in authorized and issued capital stocks due to the transfer of total shares of cancelation treasury stocks by deducting from equity as stated in notarial deed No. 34 and No. 35 dated May 15, 2018 of Ashoya Ratam, S.H., MKn. The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0214555 dated June 8, 2018 and MoLHR decision’s No. AHU-0013328.AH.01.02 year 2018 dated July 2, 2018.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

		a.	Main business:
i.

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

			ii.	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.
			iii.	Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.
		b.	Supporting business:
			i.	Providing payment transactions and money transferring services through telecommunications and information networks.
ii.

Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.

Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	a.	Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

_	_	License	License No.	Type of services	Grant date/latest renewal date
		License of electronic money issuer)	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
		License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
		License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
		License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
		License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
		License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
		License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
		License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	a.	Establishment and general information (continued)

_	_	License	License No.	Type of services	Grant date/latest renewal date
		License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
		License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017
		License for the Implementation of Internet Interconnection Services	1004/KEP/ M.KOMINFO/2018	Interconnection Services	December 26, 2018

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees
	1.	Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 54 and No. 28 of Ashoya Ratam., S.H., M.Kn., dated April 27, 2018 and April 21, 2017,  the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2018 and 2017, respectively, were as follows:

_	_	_	Mmmmmmmmmmm mmmmmmmm	2018	-	2017
			President Commissioner	Hendri Saparini		Hendri Saparini
			Commisioner	Edwin Hidayat Abdullah		Rinaldi Firmansyah
			Commisioner	Rinaldi Firmansyah		Hadiyanto
			Commisioner	Isa Rachmatarwata		-
			Independent Commissioner	Margiyono Darsasumarja		Margiyono Darsasumarja
			Independent Commissioner*	-		Dolfie Othniel Fredric Palit
			Independent Commissioner	Pamijati Pamela Johanna		Pamijati Pamela Johanna
			Independent Commissioner	Cahyana Ahmadjayadi		Cahyana Ahmadjayadi
			President Director	Alex Janangkih Sinaga		Alex Janangkih Sinaga
			Director of Finance	Harry Mozarta Zen		Harry Mozarta Zen
			Director of Digital and Strategic Portfolio	David Bangun		David Bangun
			Director of Enterprise and Business Service	Dian Rachmawan		Dian Rachmawan
			Director of Wholesale and International Service	Abdus Somad Arief		Abdus Somad Arief
			Director of Human Capital Management	Herdy Rosadi Harman		Herdy Rosadi Harman
			Director of Network, Information Technology and Solution	Zulhelfi Abidin		Zulhelfi Abidin
			Director of Consumer Service	Siti Choiriana		Mas'ud Khamid

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)
		2.	Audit Committee, Corporate Secretary, and Internal Audit
The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2018 and 2017, were as follows:

	2018	2017
Chairman	Margiyono Darsasumarja	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Rinaldi Firmansyah	Rinaldi Firmansyah
Member	-	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

3
		3.	Employee
As of December 31, 2018 and 2017, the Company and subsidiaries (“Group”) had 24,064 employees and 24,071 employees (unaudited), respectively.
	c.	Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of
the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or
11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	c.	Public offering of securities of the Company

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

During the period December 21, 2005 to June 20, 2007, the Company had bought back
211,290,500 shares from the public (stock repurchase program phase I).  On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for
Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.
As of December 31, 2018, all of the Company’s Series B shares are listed on the IDX and 68,824,067 ADS shares are listed on the NYSE (Note 18).

On June 25,  2010 the Company issued the second rupiah bonds with a nominal amount of
Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b).

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	c.	Public offering of securities of the Company (continued)

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III (Note 20).
On June 29, 2016, the Company sold the treasury shares phase IV (Note 20).

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock (Note 20).

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	d.	Subsidiaries
As of December 31, 2018 and 2017, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):
(i) Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of Incorporation or acquisition by the Company	Year of start Of commercial operations	Percentage of ownership interest		Total assets before elimination
			2018	2017	2018	2017
PT Telekomunikasi Selular	Telecommunication - provides	1995	65	65	82,650	85,748
("Telkomsel"),
Jakarta, Indonesia	telecommunication facilities
	and mobile celuller
	services using Global
	Systems for Mobile
	Communication ("GSM")
	technology/
	May 26, 1995

PT Multimedia Nusantara	Network telecommunication	1998	100	100	16,524	13,275
("Metra"),	services and multimedia/
Jakarta, Indonesia	May 9, 2003

PT Dayamitra	Telecommunication/	1995	100	100	13,053	13,606
Telekomunikasi	May 17, 2001
("Dayamitra")
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	10,408	9,125
Indonesia International	July 31, 2003
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	5,805	5,641
("GSD")	providing building
Jakarta, Indonesia	management and
	maintenance services, civil
	consultant and developer/
	April 25, 2001

PT Telkom Akses	Construction, service and	2013	100	100	4,244	5,716
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
	November 26, 2012

PT PINS Indonesia	Telecommunication	1995	100	100	4,004	3,473
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Infrastruktur	Construction, service and trade	2014	100	100	3,351	1,871
Telekomunikasi	in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia

PT Telkom Satelit	Telecomunication - provides	1996	100	100	3,192	576
Indonesia*	satellite communication
(“Telkomsat”),	system, services and
previously	facilities/
PT Patra Telekomunikasi	September 28, 1995
Indonesia
Jakarta,Indonesia

PT Metra-net	Multimedia portal service/	2009	100	100	782	524
(“Metranet”),	April 17, 2009
Jakarta, Indonesia

PT Jalin Pembayaran	Payment services - principal,	2016	100	100	298	225
Nusantara	swithcing, clearing and
(“Jalin”),	settlement activities/
Jakarta, Indonesia	November 3, 2016

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	d.	Subsidiaries (continued)
		(i)	Direct subsidiaries (continued) :

	Nature of business/date of	Year of start	Percentage of ownership			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest			elimination
incorporation	by the Company	operations	2018	_	2017	_	2018	2017
PT Napsindo Primatel	Telecommunication -	1999; ceased	60		60		5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
	related services/
	December 29, 1998

(ii)	Indirect subsidiaries :

	Nature of business/date of	Year of start	Percentage of ownership			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest			elimination
incorporation	Nature of business	operations	2018	_	2017	_	2018	2017
PT Sigma Cipta Caraka	Information technology	1988	100		100		7,785	6,064
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
	integration service,
	outsourcing and software
	license maintenance/
	May 1,1987

Telekomunikasi	Telecommunication/	2008	100		100		3,413	3,048
Indonesia	December 6, 2007
International Pte. Ltd.,
Singapore

PT Infomedia Nusantara	Data and information	1984	100		100		2,389	2,122
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media and call
	center services/
	September 22,1999

PT Telkom Landmark	Service for property	2012	55		55		2,128	2,009
Tower	development and
(“TLT”),	management/
Jakarta, Indonesia	February 1, 2012

PT Metra Digital Media	Directory information	2013	100		100		1,339	1,106
(“MD Media”),	services/
Jakarta, Indonesia	January 22, 2013

Telekomunikasi	Telecommunication/	2010	100		100		1,185	710
Indonesia	December 8, 2010
International Ltd,
Hong Kong

PT Finnet Indonesia	Information technology	2006	60		60		1,011	907
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

PT Metra Digital	Trading and/or providing	2013	100		100		979	658
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

TS Global Network	Satellite services/	1996	70		49		832	818
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya,
Malaysia

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	d.	Subsidiaries (continued)
		(i)	Indirect subsidiaries (continued) :

	Nature of business/date of	Year of start	Percentage of ownership			Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest			elimination
incorporation	Nature of business	operations	2018	_	2017	_	2018	2017
Telekomunikasi	Telecommunication/	2012	100		100		677	639
Indonesia	September 11, 2012
International
(“TL”) S.A.,
Dili, Timor Leste

PT Melon	Digital content exchange	2010	100		100		457	231
(“Melon”)	hub services/
Jakarta, Indonesia	November 14, 2016

PT Swadharma Sarana	System Integrator Services/	2001	51		-		460	-
Informatika	April 2, 2018
(“Swadharma”)
Jakarta, Indonesia

PT Administrasi	Health insurance	2002	100		100		346	273
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Nusantara Sukses	Service and trading/	2014	100		100		290	303
Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51		51		250	178
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

PT Metraplasa	Network & e-commerce	2012	60		60		168	203
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecommunication/	2013	100		100		115	123
Indonesia	January 9, 2013
International Pty Ltd,
(“Telkom Australia”),
Sydney, Australia

PT Nutech Integrasi	System integrator/	2001	60		60		93	60
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

Telekomunikasi	Telecommunication/	2014	100		100		57	36
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

Telekomunikasi	Telecommunication/	2013	70		49		76	23
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”)
Malaysia

PT Satelit Multimedia	Satellite services/	2013	100		100		16	18
Indonesia	March 25, 2013
(“SMI”),
Jakarta, Indonesia

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	d.	Subsidiaries (continued)
		(a)	Metra

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10 and 11 dated December 13, 2017, Metra purchased 36,000 shares of Nutech (equivalent to 60% ownership) amounting to Rp24 billion. This is larger than the ownership portion of net book value amounting to Rp13 billion. As of December 31, 2017, the difference amounting to Rp11 billion was recognized as goodwill (Note 11). In accordance to independent appraisal report, fair value of net assets amounting to Rp18  billion. The difference between transaction price with the fair value of net assets amounting to Rp6  billion was recognized as goodwill (Note 11).

Based on notarial deed Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn, No. 3, 4, and 5 dated April 2, 2018, Metra purchase 14,600 shares of PT Swadharma Sarana Informatika (SSI) ownership interests from Yayasan Danar Dana Swadharma, PT Tri Handayani Utama, dan Koperasi Swadharma or equivalent to 36.50 % ownership interests from SSI with purchase consideration amounting Rp220 billion.

Based on notarial deed N.M. Dipo Nusantara Pua Upa, S.H., MKn, No. 4 dated April 9, 2018, the Company as Metra's shareholders subscribing for 11,837 new shares issued by SSI with purchase consideration amounting Rp178 billion. These transaction result in change composition become 51% causing Company to have control over SSI as a subsidiary with total purchase consideration amounting to Rp397 billion (consideration paid on acquisition of control net of cash acquired is Rp210 billion). Acquisition cost of SSI which was higher than the ownership portion of net book value, which amounting to Rp196 billion. As of December 31, 2018, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements,  purchase price allocation of the acquisition is in progress.

From the date of acquisition until December 31, 2018, the total revenue and profit before tax of Swadharma included in the statements of profit or loss income and other comprehensive income amounted to Rp630 billion and Rp101 billion, respectively. If acquisition occurred since the beginning of the year, revenue and profit before tax recognized in consolidated profit and loss and other comprehensive income was Rp 823 billion and Rp110 billion, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)
	d.	Subsidiaries (continued)
		(b)	Sigma

Based on notarial deed Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn, No. 151 and 152, dated Decemberl 28, 2018, Sigma purchase 2,493 (equal 67% ownership share’s) shares from PT Upperco Usaha Maxima with purchase consideration paid amounting Rp208 billion and 111 share’s (equal 3% ownership share’s) from PT Abdi Anugerah Persada with purchase consideration paid amounting Rp9 billion, hence Sigma own 2,604 shares (equal 70% ownership shares) causing Company to have control over SCC as a subsidiary with total purchase consideration amounting to Rp217 billion (consideration paid on acquisition of control net of cash acquired is Rp188 billion).. Acquisition cost of CIP which was higher than the ownership portion of net book value, which amounting to Rp165 billion. As of December 31, 2018, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements, purchase price allocation of the acquisition is in progress.

From the date of acquisition until December 31, 2018, the total revenue and profit before tax of CIP included in the statements of profit or loss income and other comprehensive income amounted to Rpnil. If acquisition occurred since the beginning of the year, revenue and profit before tax recognized in consolidated profit and loss and other comprehensive income was Rp 166 billion and Rp24 billion, respectively.

		(c)	TII

On December 14, 2017, TII purchased TSGN equivalent to 49% ownership amounting to MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (information and communication technologies) systems for satellite communication services, satellite bandwith services and Very Small Aperture Terminal (“VSAT”) services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, TII owns the control over TSGN through placing and replacing of 3 out of 5 key managements that controls the overall business of TSGN. On April 25, 2018, TII purchased 21% of ownership shares obtained from issued new shares.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

TII
1.	GENERAL (continued)
	d.	Subsidiaries (continued)
		(c)	TII (continued)
The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Property and Equipment (Note 9)	770
Other non-current assets	20
Liabilities
Current liabilities	(422)
Non-current liabilities	(155)
Fair value of identifiable net assets acquired	309
Fair value of non-controlling interest	(157)
Provisional goodwill (Note 11)	68
Fair value consideration transferred	220

On July 2, 2013, Telin Malaysia was incorporated, with TII obtaining 49% direct ownership, and on April 18, 2018 TII purchased 21% of Compudyne Telecommunication Systems Sdn, Bhd shares in Telin Malaysia. The acquisition cost amounted to MYR8,764,789 or equivalent to Rp31 billion (consideration paid on acquisition of control net of cash acquired is Rp16 billion). In connection with the acquisition of Telin Malaysia’s shares, TII recognized goodwill amounting to Rp61 billion (Note 11).

From the date of acquisition until December 31, 2018, the total revenue and profit before tax of Telin Malaysia included in the statements of profit or loss and other comprehensive income amounted to Rp23 billion and Rp20 billion, respectively. If acquisition occurred since the beginning of the year, revenue and loss before tax recognized in consolidated profit and loss and other comprehensive income was MYR13.323.065 (equivalent to Rp47 billion) and MYR7.888.930 (equivalent to Rp28 miliar) respectively.

e.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 29, 2019.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and Regulation
No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

	a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective
Effective January 1, 2019
			Amendments to PSAK 22: Business Combination

The amendments clarifies that when a party in joint arrangement obtains control of a business that is a joint operation (as defined in PSAK 66) and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. The acquirer shall therefore apply the requirements for a business combination achieved in stages, including remeasuring its previously held interest in the assets and liabilities of the joint operation at fair value.

			Amendments to PSAK 24: Plan Amendment, Curtailment or Settlement

The amendments provides guidance for entities in recognizing past service costs, gains and losses, current service costs and net interest after amendments, curtailments, or settlement of programs using the latest actuarial assumptions (previously using acturial assumptions at the beginning of the annual reporting period). In addition, the amendments also clarifies how the accounting requirements for amendments, curtailments, or settlement can affect the asset ceiling requirements reflected in the surplus reduction which causes the impact of the asset ceiling to change.

			Amendment to PSAK 26: Borrowing Costs Eligible for Capitalisation

The amendments clarifies that capitalisation rate shall be the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period, but the entity shall exclude from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	a.	Basis of preparation of financial statements (continued)
Effective January 1, 2019 (continued)
			Amendment to PSAK 46: Income Tax

The amendments clarifies that an entity shall recognise the income tax consequences of dividends as defined in PSAK 71: Financial Instruments when it recognises a liability to pay a dividend. An entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

			Amendment to PSAk 66: Joint Arrangements

The amendments clarifies that a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business (as defined in PSAK 22). In such cases, previously held interests in the joint operation are not remeasured.

			ISAK 33: Foreign Currency Transactions and Advance Consideration

ISAK 33 defines that the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration is the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency.

			ISAK 34: Uncertainty over Income Tax Treatments

ISAK 34 clarifies how to apply the recognition and measurement requirements in PSAK 46 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, ISAK 34 addresses:

 whether an entity considers uncertain tax treatments separately,
 the assumptions an entity makes about the examination of tax treatments by taxation authorities,
 how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and
 how an entity considers changes in facts and circumstances.
Effective January 1, 2020
			PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	a.	Basis of preparation of financial statements (continued)
Effective January 1, 2020 (continued)
			PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

			PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees – leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

			Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

			Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provides that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.



Amendment to PSAK 62: Insurance Contract - Implementing PSAK 71: Financial Instruments with PSAK 62: Insurance Contract will be effective January 1, 2022, but such amendments have no impact on Group’s consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:
			derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
			derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
			recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
			recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
			recognizes any surplus or deficit in profit or loss that is attributable to the Group.
	c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	d.	Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the intial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	d.	Business combinations (continued)

Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

	e.	Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, cash in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position.

	f.	Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence.
Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

		a.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
b.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	f.	Investments in associated companies (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of Cellum Global Zrt. (“Cellum”) is Hungary Forint (“HUF”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

	g.	Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

	h.	Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the expected costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

	i.	Prepaid expenses
Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

j
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	j.	Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

	k.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

I.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

j
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	l.	Property and equipment (continued)
Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

j
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	l.	Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

	m.	Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

	n.	Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized.  Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

	o.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

j
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	p.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

	q.	Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is maintained in Australian dollars, TS Global Network Sdn. Bhd. and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2018		2017
	Buy	Sell	Buy	Sell
Dolar A.S. (“US$”) 1	14,375	14,385	13,565	13,570
Dolar Australia (“AU$”) 1	10,157	10,167	10,592	10,598
Euro 1	16,432	16,446	16,231	16,242
Yen Jepang 1	130.56	130.70	120.48	120.55
Ringgit Malaysia (“MYR”) 1	3,474	3,480	3,520	3,526

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.	Revenue and expense recognition
	i.	Cellular revenues
Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:
			Airtime and charges for value added services are recognized based on usage by subscribers.
			Monthly subscription charges are recognized as revenues when incurred by subscribers.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	r.	Revenue and expense recognition (comtinued)
		i.	Cellular revenues (continued)

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

		ii.	Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

		iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s  subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

		iv.	Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

		v.	Network revenues
Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.
		vi.	Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	r.	Revenue and expense recognition (comtinued)
		vii.	Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

Agency relationship
viii.

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

		ix.	Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.
Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

		x.	Expenses
Expenses are recognized as they are incurred.
	s.	Employee benefits
		i.	Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

		ii.	Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	s.	Employee benefits (continued)
		ii.	Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:
 The date of plan amendment or curtailment; and
 The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

		iii.	Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	s.	Employee benefits (continued)
		iv.	Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

	t.	Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Tax deduction from the reversal of deferred tax assets is excluded from the estimation of future taxable income.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	u.	Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.

Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and available-for-sale investments.

a.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income/(expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2018 and 2017.

b.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets,  trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income/(expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

December 31, 2018 and 2017.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	u.	Financial instruments (continued)
		i.	Financial assets (continued)
c.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

				a)	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
				b)	those that the Group designates as available-for-sale; and
				c)	those that meet the definition of loans and receivables.
No financial assets were classified as held-to-maturity investments as of December 31, 2018 and 2017.
d.

Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock, which are recorded as part of “Other Current Financial Assets” and “Long-term Investsments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.

Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans, other borrowings and other liabilities.  Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

a.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2018 and 2017.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

 trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	u.	Financial instruments (continued)
		ii.	Financial liabilities (continued)
b.

Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

iii.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements  of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

			a.	the normal course of business;
			b.	the event of default; and
			c.	the event of insolvency or bankruptcy of the Group and all of the counterparties.
iv.

Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 36.

v.

Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	u.	Financial instruments (continued)
		v.	Impairment of financial assets (continued)

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.

Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

	v.	Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w. Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

x.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

z.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

aa.Provision

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ac.Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Critical accounting estimates and assumptions (continued)

i.Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii.Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 26.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS

		2018		2017
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	36	-	12
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	1,199	-	1,481
	US$	10	139	27	367
	JPY	8	1	7	1
	EUR	1	20	1	17
	HKD	1	1	1	2
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	791	-	968
	US$	2	28	1	13
	EUR	0	0	0	6
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	728	-	466
	US$	2	31	6	82
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	Rp	-	342	-	7
Others	Rp	-	15	-	14
	US$	0	0	0	1
Sub-total			3,295		3,425

Third parties
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	218	-	278
	US$	2	30	0	2
PT Bank HSBC Indonesia ("HSBC")	Rp	-	1	-	-
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	12	181	14	184
	HKD	5	9	4	6
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	10	148	11	154
	SGD	1	14	0	1
PT Bank UOB Indonesia ("UOB")	Rp	-	17	-	23
United Overseas Bank Limited ("UOB Singapore")	US$	4	55	1	15
	SGD	1	14	0	2
	MYR	3	9	2	8
Others (each below Rp75 billion)	Rp	-	197	-	361
	US$	4	60	4	46
	EUR	1	20	1	20
	MYR	3	12	0	0
	TWD	17	8	8	4
	AUD	0	2	0	1
	HKD	0	0	0	0
	MOP	0	0	0	0
Sub-total			995		1,105

Total cash in banks			4,290		4,530

Time deposits
Related parties
BNI	Rp	-	2,640	-	5,315
	US$	58	837	9	116
BTN	Rp	-	2,559	-	2,958
	US$	31	446	-	-
BRI	Rp	-	1,911	-	4,954
	US$	47	676	15	203
Bank Mandiri	Rp	-	611	-	446
	US$	16	230	-	-
Sub-total			9,910		13,992

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS (continued)

		2018		2017
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	1,295	-	1,726
PT Bank Tabungan Pensiunan Nasional Tbk
(“BTPN”)	Rp	-	181	-	676
	US$	25	363	30	401
UOB	US$	30	429	20	263
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	365	-	1,243
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	248	-	22
PT Bank CIMB Niaga Tbk
(“Bank CIMB Niaga”)	Rp	-	190	0	600
	US$	-	-	2	31
PT Bank Muamalat Indonesia Tbk	Rp	-	40	-	91
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	-	-	1,200
SCB	US$	-	-	10	136
PT Bank ANZ Indonesia (”ANZ”)	Rp	-	-	-	5
	US$	-	-	5	73
Others	Rp	-	53	-	97
	MYR	11	39	14	47
Sub-total			3,203		6,611

Total time deposits			13,113		20,603

Total			17,439		25,145

Interest rates per annum on time deposits are as follows:

	2018	2017
Rupiah	2.50%-9.25%	2.85%-8.50%
Foreign currency	0.50%-3.75%	0.40%-1.75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related parties transactions.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.OTHER CURRENT FINANCIAL ASSETS

		2018		2017
		Balance		Balance
		Original currency	Rupiah	Original currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
BNI	Rp	-	1	-	-
BRI	Rp	-	-	-	2
Third parties
SCB	US$	8	116	8	109
UOB	US$	3	45	14	191
HSBC	US$	3	43	-	-
Others	Rp	-	-	-	23
Total time deposits			205		325

Available-for-sale financial assets
Related parties
PT Mandiri Manajemen Investasi	Rp	-	379	-	711
PT Bahana TCW Investment Management
(“Bahana TCW”)	Rp	-	91	-	360
Others	Rp	-	-	-	80
Sub-total			470		1,151

Third parties	Rp	-	-	-	17

Total available-for-sale financial assets			470		1,168

Escrow accounts	Rp	-	136	-	318
	US$	0	1	6	78
	MYR	5	16	5	15
Others	Rp	-	476	-	263
	US$	-	-	0	6
	MYR	-	-	0	0
	AUD	-	-	0	0
Total			1,304		2,173

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2018	2017
Rupiah	5.00%	6.00%-7.00%
Foreign currency	1.35%-1.92%	1.38%-1.64%

Refer to Note 31 for details of related parties transactions.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	2018	2017
State-owned enterprises	1,649	721
Indonusa	522	465
PT Indosat Tbk ("Indosat")	219	372
Others	467	670
Total	2,857	2,228
Provision for impairment of receivables	(731)	(683)
Net	2,126	1,545

(ii)	Third parties

	2018	2017
Individual and business subscribers	12,044	9,808
Overseas international carriers	1,542	1,517
Total	13,586	11,325
Provision for impairment of receivables	(4,298)	(3,648)
Net	9,288	7,677

b.By age

(i)	Related parties

	2018	2017
Up to 3 months	1,748	1,405
3 to 6 months	296	100
More than 6 months	813	723
Total	2,857	2,228
Provision for impairment of receivables	(731)	(683)
Net	2,126	1,545

(ii)Third parties

	2018	2017
Up to 3 months	8,006	6,809
3 to 6 months	1,502	688
More than 6 months	4,078	3,828
Total	13,586	11,325
Provision for impairment of receivables	(4,298)	(3,648)
Net	9,288	7,677

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES  (continued)

b.By age  (continued)

(iii)Aging of total trade receivables

	2018		2017
		Provision for		Provision for
		impairment of		impairment of
	Gross	receivables	Gross	receivables
Not past due	7,512	394	6,788	920
Past due up to 3 months	2,244	281	1,426	281
Past due more than 3 to 6 months	1,797	329	788	258
Past due more than 6 months	4,890	4,025	4,551	2,872
Total	16,443	5,029	13,553	4,331

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2018 and 2017, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,296 billion and Rp3,354 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.By currency

(i)Related parties

	2018	2017
Rupiah	2,850	2,187
U.S. dollar	7	41
Others	0	0
Total	2,857	2,228
Provision for impairment of receivables	(731)	(683)
Net	2,126	1,545

(ii) Third parties

	2018	2017
Rupiah	11,348	10,300
U.S. dollar	2,118	968
Australian dollar	19	19
Others	101	38
Total	13,586	11,325
Provision for impairment of receivables	(4,298)	(3,648)
Net	9,288	7,677

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES  (continued)

d.  Movements in the provision for impairment of receivables

	2018	2017
Beginning balance	4,331	2,990
Provision recognized during the year
(Note 25)	1,724	1,494
Receivables written off	(1,026)	(153)
Ending balance	5,029	4,331

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2018, certain trade receivables of the subsidiaries amounting to
Rp7,116 billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

Refer to Note 31 for details of related parties transactions.

6.INVENTORIES

	2018	2017
Components	429	447
SIM Cards and blank prepaid vouchers	137	168
Others	218	69
Total	784	684
Provision for obsolescence
Components	(38)	(24)
SIM Cards and blank prepaid vouchers	(28)	(29)
Others	(1)	0
Total	(67)	(53)
Net	717	631

Movements in the provision for obsolescence are as follows:

	2018	2017
Beginning balance	53	47
Provision recognized during the year	22	6
Inventory written off	(8)	-
Ending balance	67	53

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses as of December 31, 2018 and 2017 amounted to Rp2,625  billion and Rp2,458 billion, respectively (Note 24).

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.INVENTORIES  (continued)

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp235 billion have been pledged as collateral under lending agreements (Notes 16c).

As of December 31, 2018 and 2017, modules and components held by the Group with book value amounting to Rp125 billion and Rp143 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of December 31, 2018 and 2017 amounted to Rp176 biliion and Rp256 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2018	2017
Frequency license (Note 34c.i)	3,636	3,760
Advances	1,803	1,156
Prepaid rental	1,382	1,349
Prepaid salaries	200	227
Advance to employee	30	35
Others	931	656
Total	7,982	7,183

Refer to Note 31 for details of related parties transactions.

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	2018
				Share of		Share of other
	Percentage of	Beginning	Additions	net profit		comprehensive		Ending
	ownership	balance	(deductions)	(loss)	Dividend	income	Impairment	balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,539	-	87	(9)	(15)	-	1,602
Indonusa[b]	20.00	221	-	(11)	-	-	-	210
Teltranet[c]	51.00	18	-	(19)	-	1	-	0
PT Integrasi Logistik							-	-
Cipta Solusi (“ILCS”)[d]	49.00	43	-	1	-	0	-	44
PT Graha Sakura							-	-
Nusantara (“GSN”)[e]	45.00	14	-	0	-	-	-	14
Cellum[f]	30.40	-	84	(5)	-	-	-	79
Others[g]	25.00-32.00	4	-	0	0	0	-	4
Sub-total		1,839	84	53	(9)	(14)	-	1,953
Other long-term
investments		309	253	-	-	-	(43)	519
Total long-term
investments		2,148	337	53	(9)	(14)	(43)	2,472

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2018:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Cellum	Others
Statements of financial position
Current assets	7,615	449	269	132	184	22	201
Non-current assets	892	310	116	47	-	43	601
Current liabilities	(1,466)	(571)	(269)	(87)	154	(23)	(663)
Non-current liabilities	(3,062)	(297)	(138)	(2)	-	(20)	(1,863)
Equity (deficit)	3,979	(109)	(22)	90	338	22	(1,724)

Statements of profit or loss and other
comprehensive income
Revenues	29,228	824	206	164	5	22	95
Operating expenses	(28,117)	(583)	(264)	(162)	(5)	(46)	(233)
Other income (expenses) including
finance costs - net	(391)	(39)	(13)	1	1	(10)	(33)
Profit (loss) before tax	720	202	(71)	3	1	(34)	(171)
Income tax benefit (expense)	(137)	(55)	12	(1)	(0)	-	(1)
Profit (loss) for the year	583	147	(59)	2	1	(34)	(172)
Other comprehensive income (loss)	(63)	(3)	1	-	-	-	-
Total comprehensive income (loss)
for the year	520	144	(58)	2	1	(34)	(172)

	2017
				Share of		Share of other
	Percentage of	Beginning	Additions	net profit		comprehensive	Ending
	ownership	balance	(deductions)	(loss)	Dividend	income	balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,488	-	80	(28)	(1)	1,539
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	38	-	(20)	-	-	18
ILCS[d]	49.00	42	-	1	-	-	43
GSN[e]	45.00	-	14	0	-	-	14
Others[g]	25.00-49.00	-	4	(0)	-	(0)	4
Sub-total		1,789	18	61	(28)	(1)	1,839
Other long-term
investments		58	251	-	-	-	309
Total long-term
investments		1,847	269	61	(28)	(1)	2,148

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2017:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Others
Statements of financial position
Current assets	8,084	307	174	145	1	190
Non-current assets	994	415	101	32	185	606
Current liabilities	(2,107)	(877)	(149)	(87)	(27)	(724)
Non-current liabilities	(3,255)	(177)	(90)	(2)	(129)	(1,882)
Equity (deficit)	3,716	(332)	36	88	30	(1,810)
Statements of profit or loss and other
comprehensive income
Revenues	27,914	692	209	122	0	106
Operating expenses	(27,217)	(333)	(255)	(116)	(0)	(287)
Other income (expenses) including finance costs - net	(246)	(364)	(5)	(4)	(0)	(19)
Profit (loss) before tax	451	(5)	(51)	2	0	(200)
Income tax benefit (expense)	(116)	-	13	1	-	-
Profit (loss) for the year	335	(5)	(38)	3	0	(200)
Other comprehensive income (loss)	(3)	-	(0)	(0)	-	-
Total comprehensive income (loss)
for the year	332	(5)	(38)	3	0	(200)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of December 31, 2018 and 2017, the fair value of the investment amounted to Rp1,649 billion and
Rp1,755 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2018 and 2017 amounting to  Rp940 and Rp1,000 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of
December 31, 2018 and 2017 is as follows:

	2018	2017
Assets	8,507	9,078
Liabilities	(4,528)	(5,362)
Net Assets	3,979	3,716
Group's proportionated share of net assets (24.00% in 2018 and 2017)	955	892
Goodwill	647	647
Carrying amount of long-term invesment	1,602	1,539

bIndonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa.
On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter
No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

c    Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet. The unrecognized share of losses in Teltranet for the year ended December 31, 2018 are Rp11 billion.

d  ILCS is engaged in providing E-trade logistic services and other related services.

e    On August 31, 2017, NSI and third party established GSN which engaged in real estate, residential and apartment marketing business.

f    Investment in Cellum is accounted for under the equity method, which covered by a conditional shares subscription agreement between Metranet and Cellum in January 30, 2018. Cellum is a company which engaged in mobile payment and commerce services.

g The unrecognized share of losses in other investments cumulatively as of December 31, 2018 are Rp263 billion.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
At cost:
Directly acquired assets
Land rights	1,519	46	39	-	22	1,626
Buildings	9,802	43	67	(1)	1,922	11,833
Leasehold improvements	1,257	-	23	(24)	119	1,375
Switching equipment	18,463	-	818	(1,920)	(2,070)	15,291
Telegraph, telex and data communication
equipment	1,583	-	3	-	-	1,586
Transmission installation and equipment	133,797	-	3,266	(6,398)	10,743	141,408
Satellite, earth station and equipment	9,300	-	2,414	(3)	261	11,972
Cable network	47,155	-	5,887	(36)	(7,555)	45,451
Power supply	16,279	13	484	(187)	1,275	17,864
Data processing equipment	13,294	23	140	(540)	1,348	14,265
Other telecommunication peripherals	1,659	-	1,765	-	(1)	3,423
Office equipment	1,557	46	471	(18)	86	2,142
Vehicles	439	6	203	(1)	(6)	641
Other equipment	97	-	18	-	(21)	94
Property under construction	4,415	2	17,821	(23)	(17,339)	4,876
Asset under finance lease
Transmission installation and equipment	5,582	-	21	-	-	5,603
Data processing equipment	83	-	-	(82)	-	1
Vehicles	401	-	176	-	1	578
Office equipment	80	-	4	(68)	-	16
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	(90)	-	125
RSA assets	252	-	-	-	-	252
Total	267,251	179	33,620	(9,391)	(11,215)	280,444

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2,880	-	513	(1)	13	3,405
Leasehold improvements	823	-	150	(24)	-	949
Switching equipment	14,553	-	1,307	(1,920)	(3,390)	10,550
Telegraph, telex and data communication
equipment	802	-	518	-	-	1,320
Transmission installation and equipment	69,240	-	10,958	(5,579)	(372)	74,247
Satellite, earth station and equipment	4,334	-	677	(3)	(3)	5,005
Cable network	17,864	-	2,076	(36)	(7,719)	12,185
Power supply	11,154	-	1,332	(177)	7	12,316
Data processing equipment	10,236	-	1,040	(519)	(10)	10,747
Other telecommunication peripherals	602	-	428	-	(1)	1,029
Office equipment	1,036	-	290	(18)	4	1,312
Vehicles	226	-	62	(1)	(6)	281
Other equipment	96	-	4	-	(25)	75
Asset under finance lease
Transmission installation and equipment	2,638	-	603	-	-	3,241
Data processing equipment	76	-	7	(82)	-	1
Vehicles	66	-	60	-	-	126
Office equipment	80	-	44	(54)	-	70
CPE assets	20	-	-	-	-	20
Power supply	120	-	43	(90)	-	73
RSA assets	234	-	10	-	-	244
Total	137,080	-	20,122	(8,504)	(11,502)	137,196
Net book value	130,171					143,248

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2017	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
At cost:
Directly acquired assets
Land rights	1,417	40	62	-	-	1,519
Buildings	7,837	39	211	(3)	1,718	9,802
Leasehold improvements	1,116	-	34	(25)	132	1,257
Switching equipment	20,490	69	556	(977)	(1,675)	18,463
Telegraph, telex and data communication
equipment	1,586	-	-	-	(3)	1,583
Transmission installation and equipment	121,552	-	2,420	(4,489)	14,314	133,797
Satellite, earth station and equipment	8,445	573	1,233	(2,202)	1,251	9,300
Cable network	44,791	-	5,715	(694)	(2,657)	47,155
Power supply	15,022	-	222	(456)	1,491	16,279
Data processing equipment	12,515	-	715	(602)	666	13,294
Other telecommunication peripherals	700	-	966	(7)	-	1,659
Office equipment	1,453	11	327	-	(234)	1,557
Vehicles	387	-	65	(13)	-	439
Other equipment	100	-	-	-	(3)	97
Property under construction	4,550	-	20,110	(96)	(20,149)	4,415
Asset under finance lease
Transmission installation and equipment	5,354	-	228	-	-	5,582
Data processing equipment	84	-	-	(1)	-	83
Vehicles	135	-	290	(24)	-	401
Office equipment	76	-	-	(84)	88	80
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	-	-	215
RSA assets	252	-	-	-	-	252
Total	248,099	732	33,154	(9,673)	(5,061)	267,251

	January 1, 2017	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2,435	-	407	-	38	2,880
Leasehold improvements	692	-	149	(23)	5	823
Switching equipment	16,650	-	1,391	(977)	(2,511)	14,553
Telegraph, telex and data communication
equipment	333	-	416	-	53	802
Transmission installation and equipment	62,302	-	10,629	(3,642)	(49)	69,240
Satellite, earth station and equipment	7,098	-	595	(2,202)	(1,157)	4,334
Cable network	20,301	-	1,992	(693)	(3,736)	17,864
Power supply	10,164	-	1,274	(286)	2	11,154
Data processing equipment	9,468	-	1,372	(581)	(23)	10,236
Other telecommunication peripherals	461	-	149	(7)	(1)	602
Office equipment	846	-	189	(9)	10	1,036
Vehicles	168	-	66	(8)	-	226
Other equipment	99	-	1	-	(4)	96
Asset under finance lease
Transmission installation and equipment	2,054	-	584	-	-	2,638
Data processing equipment	44	-	29	(1)	4	76
Vehicles	32	-	47	(13)	-	66
Office equipment	94	-	26	(56)	16	80
CPE assets	19	-	1	-	-	20
Power supply	98	-	22	-	-	120
RSA assets	243	-	13	-	(22)	234
Total	133,601	-	19,352	(8,498)	(7,375)	137,080
Net book value	114,498					130,171

a.	Gain on sale of property and equipment

	2018	2017
Proceeds from sale of property and equipment	629	1,367
Net book value	(1)	(1,009)
Gain on sale of property and equipment	628	358

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

b.Asset impairment

In 2014, the Group decided to cease its fixed wireless business, and accelerated the depreciation of its fixed wireless assets in 2015.

In 2017, the Company derecognized the fixed wireless asset which fully depreciated with acquisition cost of Rp3,193 billion.

As of December 31, 2018, the CGUs that independently generate cash inflows were fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets as of December 31, 2018.

c.Others

(i)

Interest capitalized to property under construction amounted to Rp271 billion and
Rp328 billion for the years ended December 31, 2018 and 2017, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 9.68% to 11.00%  and 8.15% to 11.00% for the years ended December 31, 2018 and 2017, respectively.

(ii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2018 and 2017.

(iii)

In 2018 and 2017, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp153 billion and Rp155 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2018 and 2017, the net carrying amount of those assets of Rp51 billion and Rp7 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)

In 2018 and 2017, Telkomsel decided to replace certain equipment units with net carrying amount of Rp341 billion and Rp620 billion, respectively, as part of its modernization program and accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the year ended December 31, 2018 amounting to Rp378 billion.

In 2014, the useful lives of Telkomsel’s buildings and transmissions  were changed from
20 years to 40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The change in useful lives increases 2018 profit before income tax amunting to Rp135 billion.

In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The reduction in the depreciation expense for the year ended December 31, 2018 amounting to Rp925 billion.  The change in useful lives will increase/(decrease) profit before income tax in future years as follows:

Years	Increase (Decrease)
2019	637
2020	266
2021	18
2022	(106)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

(v)	Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2018 and 2017, the Company derecognized the copper cable network asset with net carrying amount of Rp0 and Rp1 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp0 and Rp506 billion, respectively.

In 2018 and 2017, Telkomsel’s certain equipment units with net carrying amount of
Rp777 billion and Rp816 billion, respectively, were exchanged with equipment from Ericsson AB, PT Ericsson Indonesia, PT Huawei Tech Investment, PT Nokia Solutions and Network Indonesia, and PT ZTE Indonesia. As of December 31, 2018, Telkomsel’s equipment units with net carrying amount of Rp340 billion are going to be exchanged and, therefore, these equipment were reclassified as “Assets held for sale” in the consolidated statements of financial position.

(vi)The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2018 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)

As of December 31, 2018, the Group’s property and equipment excluding land rights, with net carrying amount of Rp134,586 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling
Rp16,059 billion, US$47 million, HKD9 million, SGD225 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)As of December 31, 2018, the percentage of completion of property under construction was around 62.80% of the total contract value, with estimated dates of completion until September 2020. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.i). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp8,077 billion have been pledged as collateral under lending agreements
(Notes 15, 16c and 16d).

(x)As of December 31, 2018,  the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp50,633 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

(xi)In 2018,  the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp33,557 billion.

(xii)  On August 25, 2017, Telkom-1 Satellite experienced technical problems which impacted to customer service disruptions. Therefore, the Company was migrating customers services to the Company’s other satellites (Telkom-3S and Telkom-2), as well as to several third party satellites. This customers services migration process has been completed on
September 10, 2017, and the costs incurred on this migration process are recognized in these consolidated statements of profit or loss and other comprehensive income. As of
December 31, 2017, the acquisition cost and accumulated depreciation of Telkom-1 Satellite amounting to Rp1,165 billion is presented as part of disposal assets group and classified as “Other Non-current Assets” in the consolidated statements of financial position.

(xiii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

Future minimum lease payments required for assets under finance leases are as follows:

Years	2018	2017
2018	-	1,083
2019	1,049	969
2020	945	866
2021	781	778
2022	605	605
2023	254	254
Thereafter	130	130
Total minimum lease payments	3,764	4,685
Interest	(619)	(881)
Net present value of minimun lease payments	3,145	3,804
Current Maturities (Note 15b)	(807)	(794)
Long-term portion (Note 16)	2,338	3,010

The details of obligations under finance leases as of December 31, 2018 and 2017 are as follows:

	2018	2017
PT Tower Bersama Infrastructure Tbk	1,089	1,293
PT Profesional Telekomunikasi Indonesia	930	1,120
PT Mandiri Utama Finance	186	198
PT Solusi Tunas Pratama	181	212
PT Putra Arga Binangun	159	189
PT Mitsubishi UFJ Lease & Finance Indonesia	103	135
PT Bali Towerindo Sentra	86	100
Others (each below Rp75 billion)	411	557
Total	3,145	3,804

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

10.  OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2018	2017
Prepaid rental - net of current portion (Note 7)	2,662	2,688
Claims for tax refund - net of current portion (Note 26)	2,450	3,085
Frequency license - net of current portion (Note 7)	1,743	2,019
Prepaid income taxes - net of current portion (Note 26)	1,142	753
Deferred charges	474	413
Advances for purchases of property and equipment	387	2,805
Convertible bonds	213	64
Restricted Cash	183	31
Security deposit	173	116
Others	245	296
Total	9,672	12,270

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of December 31, 2018 and 2017, deferred charges represent deferred Indefeasible Right of
Use (“IRU”) Agreement charges. Total amortization of deferred charges for the year ended December 31, 2018 and 2017 amounted to Rp56 billion and Rp46 billion, respectively.

Refer to Note 31 for details of related parties transactions.

11.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2018	680	8,387	84	635	9,786
Additions	-	2,328	14	19	2,361
Acquisition	422	1	2	-	425
Deductions	-	(51)	(11)	-	(62)
Reclassifications/translations	(36)	15	5	33	17
Balance, December 31, 2018	1,066	10,680	94	687	12,527
Accumulated amortization and impairment
losses:
Balance, January 1, 2018	(29)	(5,714)	(71)	(442)	(6,256)
Amortization	-	(1,226)	(9)	(49)	(1,284)
Deductions	-	51	4	-	55
Reclassifications/translations	-	(7)	(5)	2	(10)
Balance, December 31, 2018	(29)	(6,896)	(81)	(489)	(7,495)
Net book value	1,037	3,784	13	198	5,032

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2017	449	7,222	75	607	8,353
Additions	-	1,289	3	21	1,313
Acquisition	232	4	-	-	236
Deductions	(3)	(122)	-	(11)	(136)
Reclassifications/translations	2	(6)	6	18	20
Balance, December 31, 2017	680	8,387	84	635	9,786
Accumulated amortization and impairment
losses:
Balance, January 1, 2017	(29)	(4,776)	(56)	(403)	(5,264)
Amortization	-	(1,037)	(9)	(48)	(1,094)
Deductions	-	95	-	11	106
Reclassifications/translations	-	4	(6)	(2)	(4)
Balance, December 31, 2017	(29)	(5,714)	(71)	(442)	(6,256)
Net book value	651	2,673	13	193	3,530
The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.INTANGIBLE ASSETS (continued)

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010),  data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014),  MNDG (2015), Melon (2016), GSDm (2016), TSGN (2017), Nutech (2017), Swadharma (2018), CIP (2018) and Telin Malaysia (2018) (Note 1d).

(ii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5 years.

(iii)	As of December 31, 2018, the cost of fully amortized intangible assets that are still used in operations amounted to Rp4,463 billion.

12.  TRADE PAYABLES

The breakdown of trade payables is as follows:

	2018	2017
Related parties
Purchases of equipments, materials and services	804	574
Payables to other telecommunication providers	189	322
Sub-total	993	896

Third parties
Purchases of equipments, materials and services	10,874	11,662
Radio frequency usage charges, concession fees
and Universal Service Obligation (“USO”) charges	1,471	1,561
Payables to other telecommunication providers	1,428	1,455
Sub-total	13,773	14,678
Total	14,766	15,574

Trade payables by currency are as follows:

	2018	2017
Rupiah	11,726	13,344
U.S. dollar	2,978	2,167
Others	62	63
Total	14,766	15,574

Refer to Note 31 for details of related parties transactions.

13.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2018	2017
Operation, maintenance and telecommunication services	8,013	7,093
General, administrative and marketing expenses	2,299	2,684
Salaries and benefits	2,219	2,664
Interest and bank charges	238	189
Total	12,769	12,630

Refer to Note 31 for details of related parties transactions.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

14.UNEARNED INCOME

a.	Current portion of unearned income

	2018	2017
Prepaid pulse reload vouchers	4,374	4,800
Telecommunication tower leases	356	300
Other telecommunications services	284	148
Others	176	179
Total	5,190	5,427

b.	Non-current portion of unearned income

	2018	2017
Indefeasible Right of Use	258	205
Other telecommunications services	394	319
Total	652	524

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		2018		2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	956	-	1,252
Bank Mandiri	Rp	-	-	-	45
Sub-total			956		1,297
Third parties
MUFG Bank, Ltd.
("MUFG Bank")	Rp	-	1,295	-	-
DBS	Rp	-	699	-	408
	US$	1	13	-	-
UOB	Rp	-	580	-	400
HSBC	Rp	-	317	-	18
	US$	0	4	-	-
SCB	Rp	-	100	-	-
Bank CIMB Niaga	Rp	-	78	-	83
PT Bank Sumitomo Mitsui Indonesia
("Sumitomo")	Rp	-	-	-	80
Others	Rp	-	1	-	3
Sub-total			3,087		992
Total			4,043		2,289

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

(continued)

a.	Short-term bank loans

Other significant information relating to short-term bank loans as of December 31, 2018 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest payment period	Interest rate per annum	Security
BNI
2014 - 2017	GSD[e], Sigma[a]	Rp	375	January 9, 2019 - November 8, 2019	Monthly	9.00%	Trade receivables (Note 5) and property and equipment (Note 9)
2013 - 2018	Telkom Infratel, Infomedia[f], MD Media, Sigma[e]	Rp	2,895	January 9, 2019 - November 30, 2019	Monthly	1 month JIBOR + 2.20% - 3.00%	Trade receivables (Note 5)
MUFG Bank
2018	Telkomsel, Infomedia, Metra, TII	Rp	2,350	March 27, 2019 - September 27, 2019	Monthly, Semi-annually	1 months JIBOR + 0.70% - 0.95%. 6 months JIBOR + 0.70%	None
DBS
2018	Telkom Infratel, Infomedia	Rp	600	February 26, 2019	Monthly	1 month JIBOR + 0.70%	None
2016	Nutech[e]	Rp	17	October 13, 2019	Monthly	10.50% - 11.00%	None
2016	Sigma[b,c]	US$	0.02	July 31, 2019	Semi-annually	3.25% (US$), 10.75% (Rp)	Trade receivables (Note 5)
UOB
2016 - 2018	MD Media, Finnet[d]	Rp	800	April 6, 2019 - December 20, 2020	Monthly	1 month JIBOR + 2,00%	Trade receivables (Note 5)
HSBC
2018	Sigma	Rp	600	July 15, 2019	Monthly	14.34%	Trade receivables (Note 5)
2018	Sigma	US$	0.004	July 15, 2019	Monthly	13.12%	Trade receivables (Note 5)
2018	PINS	Rp	300	June 28, 2019	Quarterly	3 months JIBOR + 1,00%	None
SCB
2015	GSD[e]	Rp	100	March 28, 2019	Monthly	10.50%	None
Bank CIMB Niaga
2013	GSD[e]	Rp	85	January 1, 2019	Monthly	10,90% - 11,50%	Trade receivables (Note 5) and property and equipment (Note 9)

a Based on the latest amendment on December 21, 2017.

b Based on the latest amendment on December 5, 2018

c Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.

d  Based on the latest amendment on June 5, 2018.

e Unsettled loan will be automatically extended.

f  Based on the lates amendment on March 28, 2018 and July 6, 2018.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December  31, 2018 is as follows (continued):

On February 26, 2018, the Company, Telkom Infratel and Infomedia entered a credit agreements with DBS amounting to Rp600 billion. As of December 31, 2018 the unused facilities was amounting to Rp125 billion.

On March 21, 2018, the Company, TII, Infomedia and Metra entered a credit agreement with MUFG Bank amounting to Rp500 billion. As of December 31, 2018 the unused facilities was amounting to Rp80 billion.

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

b.	Current maturities of long-term borrowings

	Notes	2018	2017
Two-step loans	16a	198	206
Bonds and notes	16b	525	-
Bank loans	16c	4,472	4,110
Other borrowings	16d	294	99
Obligation under finance leases	9c.xiii	807	794
Total		6,296	5,209

16.   LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2018	2017
Two-step loans	16a	751	892
Bonds and notes	16b	9,956	8,982
Bank loans	16c	18,753	13,894
Other borrowings	16d	1,950	1,196
Obligation under finance leases	9c.xiii	2,338	3,010
Total		33,748	27,974

Scheduled principal payments as of December 31, 2018 are as follows:

	Year
	Notes	Total	2020	2021	2022	2023	Thereafter
Two-step loans	16a	751	198	181	144	127	101
Bonds and notes	16b	9,956	2,490	477	2,197	-	4,792
Bank loans	16c	18,753	7,653	3,051	2,577	2,813	2,659
Other borrowings	16d	1,950	404	405	405	415	321
Obligation under
finance leases	9c.xiii	2,338	768	670	549	233	118
Total		33,748	11,513	4,784	5,872	3,588	7,991

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

		2018		2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	4,607	602	5,375	648
	US$	13	188	17	237
	Rp	-	159	-	213
Total			949		1,098
Current maturities (Note 15b)			(198)		(206)
Long-term portion			751		892

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2018, the Company has complied with the above-mentioned ratios.

b.	Bonds and notes

		2018		2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series A	Rp	-	262	-	-
Series B	Rp	-	200	-	-
Series C	Rp	-	296	-	-
MTN Syariah Ijarah I Telkom 2018
Series A	Rp	-	264	-	-
Series B	Rp	-	296	-	-
Series C	Rp	-	182	-	-
Total			10,495		8,995
Unamortized debt issuance cost			(14)		(13)
Total			10,481		8,982
Current maturities (Note 15b)			(525)		-
Long-term portion			9,956		8,982

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds

2010

2010.
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are
PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on
September 26, 2018, the trustee was changed to BTN.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2018, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (“Pefindo”) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of December 31, 2018 the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

As of December 31, 2018,  the rating of the bonds issued by Pefindo is idAAA (stable outlook).

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of December 31, 2018, the Company has complied with the above-mentioned ratios.

i.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for investment projects.

As of December 31, 2018, the rating of the MTN issued by Pefindo is idAAA (Triple A).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Debt Service Coverage is at least 125%

As of December 31, 2018, 2018, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

ii.	MTN (continued)

MTN Syariah Ijarah I Telkom Year 2018 (continued)

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  KSEI as the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of December 31, 2018, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy
(Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Debt Service Coverage is at least 125%

As of December 31, 2018, the Company has complied with the above-mentioned ratios.

c.	Bank loans

		2018		2017
		Outstanding		Outstanding
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	6,826	-	4,603
Bank Mandiri	Rp	-	4,546	-	1,126
BRI	Rp	-	1,248	-	2,166
Sub-total			12,620		7,895
Third parties
MUFG Bank	Rp	-	3,011	-	1,944
	US$	10	144	-	-
Syndication of banks	Rp	-	1,750	-	2,250
	US$	37	532	-	-
Citibank	Rp	-	1,000	-	-
PT Bank Central Asia Tbk (“BCA”)	Rp	-	740	-	1,100
UOB Singapore	US$	49	710	49	664
Sumitomo	Rp	-	661	-	804
Bank CIMB Niaga	Rp	-	462	-	1,726
ANZ	Rp	-	440	-	440
UOB	Rp	-	428	-	500
DBS	Rp	-	379	-	144
PT Bank ICBC Indonesia ("ICBC")	Rp	-	204	-	249
Exim Bank of Malaysia Berhad	MYR	23	81	37	124
Japan Bank for International
Cooperation ("JBIC")	US$	3	45	9	128
Others	Rp	-	33	-	26
	MYR	13	46	15	50
Sub-total			10,666		10,149
Total			23,286		18,044
Unamortized debt issuance cost			(61)		(40)
			23,225		18,004
Current maturities (Note 15b)			(4,472)		(4,110)
Long-term portion			18,753		13,894

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

Other significant information relating to bank loans as of December 31, 2018  is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI
2018	GSD	Rp	182	8	2018 - 2021	Monthly	8.75%	Trade receivables (Note 5)
2013 - 2018	The Company, Telkomsel[a], GSD, TLT, Sigma, Dayamitra, Telkom Infratel, Telkom Akses	Rp	9,892	1,671	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 1.50% - 3.00%; 3 months JIBOR + 1.85% - 2.50%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)
Bank Mandiri
2016 - 2018	The Company, Telkomsel[a,c], Balebat, Telkomsat	Rp	8,750	4,035	2017 - 2024	Monthly, Quarterly	8.50%, 8.75%, 9.00%, 9.50%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)
2017	GSD, TII, Dayamitra	Rp	845	-	2019 - 2024	Quarterly	3 months JIBOR + 1.85%	None
BRI
2013	GSD	Rp	103	17	2014 - 2021	Monthly	10.00%	Trade receivables (Note 5), Property and equipment (Note 9) and lease agreement
2017 - 2018	The Company, Dayamitra	Rp	1,200	-	2019 - 2025	Quarterly	3 months JIBOR + 1.85%	None
MUFG Bank
2015 - 2018	GSD, Metra, Infomedia, Dayamitra	Rp	3,950	194	2016 - 2025	Quarterly	3 months JIBOR + 1.43% - 2.25%	Property and equipment (Note 9) and lease agreement
2018	TII	US$	0.01	-	2019 - 2023	Quarterly	3 months LIBOR + 1,25%	None
Syndication of
Banks
2015	The Company, GSD	Rp	3,000	500	2016 - 2022	Quarterly	3 months JIBOR + 2.00%	All Assets
2018	TII	US$	0.09	-	2020 - 2024	Semi-annually	6 months LIBOR + 1,25%	None
Citibank
2018	The Company	Rp	1,000	-	2019 - 2020	Quarterly	8.50%	None
BCA
2017 - 2018	Metra, Dayamitra, Telkom Infratel	Rp	870	21	2018 - 2025	Quarterly	3 months JIBOR + 1.50% - 1.85%	Property and equipment (Note 9)
UOB Singapore
2016	TII	US$	0.06	-	2019 - 2024	Monthly	1 months JIBOR + 1.25%	None
Sumitomo
2015 - 2017	GSD, Metra, Infomedia, Dayamitra	Rp	1,150	194	2016 - 2022	Quarterly	3 months JIBOR + 1.50% - 2.15%	None

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

Other significant information relating to bank loans as of December 31, 2018  is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB
Niaga
2011	GSD	Rp	78	8	2011 - 2021	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
2017	GSD, Metra	Rp	495	28	2018 - 2023	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015 - 2017	GSD, PINS	Rp	750	-	2020 - 2022	Quarterly	3 months JIBOR + 2.00%	Property and equipment (Note 9)
UOB
2016	Dayamitra	Rp	500	71	2018 - 2024	Quarterly	3 months JIBOR + 2.20%	Property and equipment (Note 9)
DBS
2016 - 2017	Nutech, Telkomsat	Rp	136	17	2017 - 2022	Monthly, Semi-annually	9.17%, 11.00%	Trade receivables (Note 5) and Property and equipment (Note 9)
2017	PINS, Dayamitra	Rp	400	38	2018 - 2022	Quarterly	3 months JIBOR + 1.50%	None
ICBC
2017	GSD	Rp	272	45	2017 - 2023	Quarterly	3 months JIBOR + 2.36%	Trade receivables (Note 5) and Property and equipment (Note 9)
Exim Bank of
Malaysia
Berhard
2016	TIi	MYR	0.06	0.014	2017 - 2020	Monthly	ECOF + 1.89%	None
JBIC[b]
2013	The Company	US$	0.03	0.004	2014 - 2019	Semi-annually	2.18%	None
2013	The Company	US$	0.03	0.003	2014 - 2019	Semi-annually	6 months LIBOR + 1.20%	None

Other significant information relating to bank loans as of December 31, 2018  is as follows (continued):

*  In original currency

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2018 Telkomsel has complied with the above covenants.

b    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

c    Based on the latest amendment on December 11, 2018.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of
December 31, 2018, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2018, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

On March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with Sumitomo, MUFG Bank, ANZ and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into Sumitomo and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion. As of December 31, 2018 the unused facilities for Sumitomo, MUFG Bank and ANZ amounted to
Rp82.5 billion, Rp82.5 billion and Rp60 billion, respectively.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD and TII entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of December 31, 2018, the unused facilities for Bank Mandiri amounted to Rp5 billion.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank, Sumitomo, DBS, Bank CIMB Niaga, and BCA amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement replaced PINS. As of December 31, 2018, the unused facilities for MUFG Bank, Sumitomo, DBS, Bank CIMB Niaga, and BCA amounted to Rp79 billion,
Rp79 billion, Rp420 billion, Rp20 billion and Rp564 billion, respectively.

On March, 27, 2018, the Company, Dayamitra and TII entered into several credit agreements with BNI, BRI, Bank Mandiri and MUFG Bank amounting to Rp825 billion, Rp700 billion, Rp775 billion and Rp800 billion. As of December 31, 2018, the unused facilities for BNI, BRI, Bank Mandiri dan MUFG Bank amounting to Rp825 billion, Rp500 billion, Rp775 billion, and RpNil, respectively.

The credit facilities were obtained by the Group for working capital purposes.

d.	Other borrowing

		Outstanding
		Rupiah	Rupiah
Lenders	Currency	2018	2017
PT Sarana Multi Infrastruktur
Unamortized debt issuance cost	Rp	2,250	1,300
Total		(6)	(5)
Current maturities (Note 15b)		2,244	1,295
Long-term portion		(294)	(99)
		1,950	1,196

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowing (continued)

i.	Dayamitra

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	Dayamitra	Rp	700	50	Semi-annually (2018-2024)	3 months JIBOR+1.85%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	-	Semi-annually (2018-2024)	3 months JIBOR+1.85%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of December 31, 2018, Dayamitra has complied with the above-mentioned ratios.

i.	The Company

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
November 14, 2018	The Company	Rp	1,000	-	Semi- annually (2019-2023)	8.35%	None

Under the agreement, The Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Minimal debt service coverage at least 125%.

   As of December 31, 2018,  The Company has complied with the above-mentioned ratios.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

17.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2018	2017
Non-controlling interests in net assets of subsidiaries:
Telkomsel	17,899	18,944
GSD	212	186
Metra	171	115
TII	111	172
Total	18,393	19,417

	2018	2017
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	8,937	10,637
Metra	11	(82)
TII	7	6
GSD	(8)	(5)
Total	8,947	10,556

Material partly-owned subsidiary

As of December 31, 2018 and 2017, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of financial position

	2018	2017
Current assets	16,836	21,098
Non-current assets	65,814	64,650
Current liabilities	(20,737)	(23,031)
Non-current liabilities	(10,767)	(8,587)
Total equity	51,146	54,130
Attributable to:
Equity holders of parent company	33,247	35,186
Non-controlling interest	17,899	18,944

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

17.NON-CONTROLLING INTERESTS (continued)

Summarized statements of profit or loss and other comprehensive income

	2018	2017
Revenues	89,246	93,217
Operating expenses	(55,286)	(53,183)
Other income - net	124	380
Profit before income tax	34,084	40,414
Income tax expense - net	(8,548)	(10,018)
Profit for the year from continuing operations	25,536	30,396
Other comprehensive income - net	356	(392)
Net comprehensive income for the year	25,892	30,004

Attributable to non-controlling interest	8,937	10,637
Dividend paid to non-controlling interest	10,105	12,334

Summarized statements of cash flows

	2018	2017
Operating activities	36,848	39,564
Investing activities	(16,095)	(13,984)
Financing activities	(24,867)	(34,720)
Net decrease in cash and cash equivalents	(4,114)	(9,140)

CF

18.CAPITAL STOCK

	2018
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	4,944,921,880	4.99	247
Commissioners (Note 1b):
Hendri Saparini	654,505	0	0
Rinaldi Firmansyah	454,113	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	1,683,359	0	0
Herdy Rosadi Harman	1,514,720	0	0
Abdus Somad Arief	1,515,022	0	0
Dian Rachmawan	1,575,562	0	0
Harry Mozarta Zen	689,492	0	0
David Bangun	1,000	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,506,852,846	42.92	2,126
Total	99,062,216,600	100.00	4,953

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

 18.CAPITAL STOCK (continued)

	2017
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	6,078,374,280	6.14	304
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Hadiyanto	875,297	0	0
Rinaldi Firmansyah	147,100	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	41,376,586,676	41.77	2,069
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	-	87
Total	100,799,996,400	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

19.ADDITIONAL PAID-IN CAPITAL

	2018	2017
Proceeds from sale of 933,333,000 shares in excess of
par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares
under the treasury stock plan phase I (Note 20)	544	544
Excess of value over cost of selling 215,000,000 shares
under the treasury stock plan phase II (Note 20)	576	576
Difference in value arising from restructuring transactions
between entities under common control	478	478
Excess of value over cost of treasury stock transferred to
employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares
under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares
under the treasury stock plan phase IV (Note 20)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Reduction additional paid in capital as a result of
cancellation treasury stock (Note 20)	(2,454)	-
Differences from acquisition of non-controlling interest	(22)	-
Net	2,455	4,931

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2018 and 2017, the accumulated development of the related infrastructure amounting to  Rp537 billion, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.TREASURY STOCK

			Maximum Purchase
			Number of
Phase	Basis	Period	shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2018			2017
	Number of			Number of
	shares	%	Rp	shares	%	Rp
Beginning balance	1,737,779,800	1.72	2,541	1,737,779,800	1.72	2,541
Sale of treasury stock	(1,737,779,800)	(1.72)	(2,541)	-	-	-
Ending balance	-	-	-	1,737,779,800	1.72	2,541

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2011, the Company bought back 283,085,460 shares (equivalent to 1,415,427,300 shares after stock split) from the public (part of stock repurchase program phase IV).

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) amounting to Rp1,744 billion. Total shares of repurchase amounting to 2,601,779,800 shares.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 13,  2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split) of treasury stock phase II with fair value amounting to Rp2,541 billion (net of related costs to sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

The Company diverted shares of repurchase program phase I in 2013, shares of repurchase program phase II in 2014, and shares of repurchase program phase III in 2015.

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.TREASURY STOCK (continued)

At the AGM held on April 27, 2018 which were covered by notarial deed No.54 of
Ashoya Ratam, S.H.,M.Kn., the stockholders approved for cancellation 1,737,779, 800 shares of treasury stock with acquisition cost amounting to Rp2,541 billion by reduced the Company’s capital stock from 100,799,996,400 shares to 99,062,216,600 shares (decrease amounting to Rp87 billion) (Note 18).

21.  OTHER EQUITY

	2018	2017
Translation adjustment	673	527
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	48	58
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	53
Total	507	387

22.REVENUES

22.REVENUES
	2018	2017
Telephone revenues
Cellular	30,431	37,246
Fixed lines	5,888	6,665
Total telephone revenues	36,319	43,911
Interconnection revenues	5,463	5,175
Data, internet, and information technology service
revenues
Cellular internet and data	45,154	37,961
Internet, data communication, and information
technology services	19,454	15,085
Short Messaging Services (“SMS”)	9,185	13,192
Pay TV	2,508	1,944
Others	852	353
Total data, internet and information technology
service revenues	77,153	68,535
Network revenues	1,723	1,873
Other revenues
Sales of peripherals	1,851	2,292
CPE and terminal	1,450	536
Call center service	1,052	970
Telecommunication tower leases	909	796
E-health	563	470
E-payment	449	505
Others	3,852	3,193
Total other revenues	10,126	8,762
Total revenues	130,784	128,256

Note.22.1.Revenues_Eng

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

22.REVENUES (continued)

The detail of net revenues received by the Group from agency relationships for the years ended as
December 31, 2018 and 2017 are as follows:

	2018	2017
Gross revenues	46,672	39,111
Compensation to value added service providers	(1,518)	(1,150)
Net revenues	45,154	37,961

Refer to Note 31 for details of related parties transactions.

23.PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2018	2017
Salaries and related benefits	8,077	7,821
Vacation pay, incentives and other benefits	3,292	3,339
Pension benefit cost (Note 29)	1,120	1,700
Net periodic post-employment health care
benefit cost (Note 29)	335	276
LSA expense (Note 30)	161	255
Other employee benefit cost (Note 29)	113	62
Other post-employment benefit cost (Note 29)	32	42
Others	48	34
Total	13,178	13,529

Refer to Note 31 for details of related parties transactions.

24.OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2018	2017
Operation and maintenance	25,214	19,929
Radio frequency usage charges (Note 34c.i)	5,473	4,276
Leased lines and CPE	5,125	5,255
Concession fees and USO charges	2,297	2,249
Cost of sales of handset (Note 6)	1,860	1,544
Electricity, gas and water	1,051	1,037
Cost of SIM cards and vouchers (Note 6)	765	914
Tower leases	480	472
Vehicles rental and supporting facilities	413	301
Insurance	193	294
Others	920	332
Total	43,791	36,603

Refer to Note 31 for details of related parties transactions.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2018	2017
General expenses	1,792	1,449
Provision for impairment of receivables (Note 5d)	1,724	1,494
Professional fees	823	498
Training, education and recruitment	463	531
Travelling	415	475
Meeting	233	241
Social contribution	181	197
Collection expenses	157	135
Others	349	240
Total	6,137	5,260

Refer to Note 31 for details of related parties transactions.

26.TAXATION

a.Claims for tax refund

	2018	2017
The Company:
Corporate income tax	494	610
Value Added Tax ("VAT")	1,119	1,338
Subsidiaries:
Corporate income tax	406	174
VAT	1,027	1,871
Total claims for tax refund	3,046	3,993
Current portion	(596)	(908)
Non-current portion (Note 10)	2,450	3,085

a.	Prepaid taxes

	2018	2017
The Company:
Income Tax
Article 22 - Witholding tax on goods delivery
and import	-	1
Article 23 - Witholding tax on service delivery	63	44
VAT	1,048	629
Subsidiaries:
Corporate Income Tax	14	1
Income Tax Article 23 - Witholding tax
on service delivery	1	17
VAT	2,765	2,008
Total prepaid taxes	3,891	2,700
Current portion	(2,749)	(1,947)
Non-current portion (Note 10)	1,142	753

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

c.	Taxes payable

	2018	2017
The Company:
Income taxes
Article 4 (2) - Final tax	18	26
Article 21 - Individual income tax	47	81
Article 22 - Withholding tax on goods delivery
and imports	3	3
Article 23 - Withholding tax on services	36	29
Article 25 - Installment of corporate income tax	1	1
Article 26 - Withholding tax on non-resident
income	3	1
VAT - Tax collector	334	372
	442	513
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	75	85
Article 21 - Individual income tax	113	129
Article 22 - Withholding tax on goods delivery
and imports	5	3
Article 23 - Withholding tax on services	110	115
Article 25 - Installment of corporate income tax	14	37
Article 26 - Withholding tax on non-resident
income	7	303
Article 29 - Corporate income tax	389	763
VAT	25	842
	738	2,277
Total taxes payable	1,180	2,790

d. The components of income tax expense (benefit) are as follows:

	2018	2017
Current
The Company	236	586
Subsidiaries	9,196	10,771
	9,432	11,357
Deferred
The Company	(103)	(1,603)
Subsidiaries	97	204
	(6)	(1,399)
Net income tax expense	9,426	9,958

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2018	2017
Profit before income tax	36,405	42,659
Less: income subject to final tax - net	(1,277)	(1,491)
	35,128	41,168

Income tax expense calculated at the Company’s
applicable statutory tax rate of 20%	7,026	8,234
Difference in applicable statutory tax rate for
subsidiaries	1,753	2,046
Non-deductible expenses	398	761
Final income tax expense	60	591
Deferred tax assets that cannot be utilized - net	(2)	(6)
Deferred tax assets on fixed assets revaluation
for tax purpose	-	(1,796)
Others	191	128
Net income tax expense	9,426	9,958

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Profit before income tax	36,405	42,659
Add back consolidation eliminations	25,933	21,445
Consolidated profit before income tax and eliminations	62,338	64,104
Less: profit before income tax of the subsidiaries	(43,322)	(43,702)
Profit before income tax attributable to the Company	19,016	20,402
Less: income subject to final tax	(425)	(462)
	18,591	19,940
Temporary differences:
Provision for impairment and trade receivables
written-off	193	1,030
Net periodic pension and other post-retirement
benefits costs	133	985
Deferred installation fee	92	(4)
Provision for impairment of assets	-	(1,012)
Provision for personnel expenses	(532)	188
Depreciation and gain on sale of property
and equipment	(180)	(3,120)
Finance leases	(10)	(3)
Other provisions	349	(76)
Net temporary differences	45	(2,012)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2018 and 2017 are as follows (continued) :

	2018	2017
Permanent differences:
Net periodic post-retirement healthcare benefit costs	335	276
Employee benefits	215	264
Donations	123	194
Gain on transfer business to under common
control entities	-	86
Equity in net income of associates and subsidiaries	(17,852)	(20,635)
Others	(71)	1,026
Net permanent differences	(17,250)	(18,789)
Compensation of fiscal loss	(986)	-
Taxable income of the Company	400	(861)
Current corporate income tax expense	80	-
Final income tax expense	57	586
Current income tax expense on tax assessment	99	-
Total current income tax expense of the Company	236	586
Current income tax expense of the subsidiaries	9,196	10,771
Total current income tax expense	9,432	11,357

Tax Law No. 36/2008 with implementing rules under Government Regulation
No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the years ended December 31, 2018 and 2017,  the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2018 and 2017.
The subsidiaries applied the tax rate of 25% for the years ended December 31, 2018 and 2017.

The Company will submit the above corporate income tax computation in its income tax return
(“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2018 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2017, is different with what was reported in the annual tax return due to adjustment of fiscal correction from tax assessment for fiscal year 2016.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment

(i)The Company

On November 15, 2013, the Company received tax underpayment assessment letters  (“SKPKBs”) for the underpayment of VAT for the period January  to September and
November 2007 amounting to Rp142 billion.  On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income.
The portion of VAT international incoming call interconnection amounting to
Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund.
On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to Rp5 billion has been compensated to tax collection letter (”STP”) for withholding tax article 21 and SKPKBs of VAT on tax collected and self-assessed offshore VAT.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and
December 21, 2017, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to Supreme Court (“SC”). In September and
November 2018, the Company received the verdict from the SC as the result of the tax audit for tax period June to August and November 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review for tax period May 2007 is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to
Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to
Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection.
On January 20, 2016, the Company filed an appeal on the decision of its objection.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On April 4 and 5, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the tax period January and September to
December 2011. Tax Court rejected the Company’s appeal for the tax period February to
August 2011, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review.
On October 15, 2018, the Company received a notification from Tax Court that Tax Authorities field a request for judicial review for the tax period January and September to December 2011. On November 13, 2018, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to SC for the tax period January and September to December 2011. In November 2018, the Company received a notification from Tax Court that Tax Authorities field a contra memorandum for judicial review for the tax period February to August 2011. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of  Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of
Rp20.6 billion), withholding tax article 4(2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to
Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to
Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statement of profit or loss and other comprehensive income. The Company filed an objection regarding to the remaining assessments on November 16, 2016.

On March 1, 2017  and May 9, 2017, the Company received the Decision Letter from Directorate General of Taxes (“DGT”) for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). The Company decided to accept the decision.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On October 19, 2017, the Tax Authorities issued Decision Letter on Company’s objections, wherein the Tax Authorities has reduced Company’s underpayment. Based on Decision Letter, the Company was liable for underpayment of withholding tax article 21 amounting to
Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4(2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued Decision Letter on Company’s objection, wherein the Tax Authorities has reduced
Company’s underpayment for VAT from the tax period January to December 2012 totaling to Rp429.3 billion (including penalty of Rp141.2 billion). On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to
Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion
(including penalty of Rp4 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore
VAT amounting to Rp55 billion (including penalty of Rp17 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to
Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected and STP for VAT on tax collected totaling to Rp26 billion. The accepted portion was charged to the 2017 consolidated financial statement of profit or loss and other comprehensive income.

On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to
Rp55 billion. On May 3 and 22, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54 billion and granted all the Company’s objection.  On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for tax periods January to December 2016 regarding overpayment of corporate income tax amounting to Rp114.4 billion. On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp557 million (including penalty of Rp180 million)  and SKPLB of VAT amounting to Rp923 billion.  The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment,  underpayment of withholding tax article 26 and correction of VAT In totaling to Rp10.5 billion, STP for VAT on tax collected amounting to
Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the consolidated financial statement of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151 billion and STP for VAT amounting to Rp30.3 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period December and November 2014 regarding claim for tax refund overpayment of VAT correction for tax period November and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively. On July 25 and September 7, 2018, the Company received SKPLB for tax period December and November 2014. On August 24, 2018, the Company received tax refund amounting to Rp122.5 billion for December 2014 period.
In October 2018, the Company received tax refund amounting to Rp80.8 billion and for the remaining balance amounting to Rp3.6 billion has been compensated to SKPKBs for self-assessed offshore VAT for tax period March, April and June 2015, STP for VAT for tax period November 2014, and other tax assessment letters.

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period 2017 for all taxes. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in process.

(ii)	Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.
On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC. On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to
Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on
September 14, 2016. In April 2017, Tax Authorities has granted Telkomsel’s claim on interest income will be compensate against corporate income tax installment for the period of April 2017.
In July 2018, Telkomsel received the official verdict from the SC which rejected the Tax Authorities request.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(ii)	Telkomsel (continued)

On April 21, 2010, the Tax Authorities filed a request for judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the STP for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of
Rp8.4 billion). In May 2010, Telkomsel filed a contra memorandum for judicial review to the SC. On March 2, 2017, Telkomsel received the official verdict from the SC which accept the Tax Authorities request. The penalty was paid in June 2017.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict.
On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty of
Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on
July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. On August 8, 2018, the SC accepted Telkomsel’s request. Telkomsel received Surat Pelaksanaan Putusan Peninjauan Kembali (“SP2PK”).

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed a request for judicial reviews to the SC for cases relating to corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’s request for VAT case amounting to Rp1.1 billion.

On July 28, 2016 and March 24, 2017,  Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in progress.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

f.Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK
No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to DGT during the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to
Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company.

The Company submitted the fixed asset revaluation documents phase 1 to DGT on
September 29, 2016. On November 10, 2016, DGT issued approval regarding fixed assets revaluation amounting to Rp7,078 billion with related final income tax amounting to Rp212 billion.

On December 15, 2016, the Company submitted its fixed assets revaluation application for
Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,961 billion with estimated final income tax of
Rp538 billion. In 2017, the Company received fixed asset revaluation report from KJPP. Based on the report, the value of fixed asset increased amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion. The Company has paid final income tax amounting to
Rp2 billion as addition on September 22, 2017 and November 15, 2017. On November 21, 2017, DGT issued approval regarding fixed assets revaluation amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion.

A deductible temporary difference arose on this fixed assets revaluation for tax purposes since the tax base of the fixed assets is higher than their carrying amount. The deductible temporary difference results in a deferred tax asset since the economic benefits will flow to the Company in a form of reduction of taxable income in the future periods when the assets are recovered.

In 2016 and 2017,  the Company recognized deferred tax assets amounting to Rp1,415 billion and Rp1,796 billion, respectively, on the phase 1 and phase 2 revaluation increment on fixed assets as approved by the DGT.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

g.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			Charged to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2017	or loss	income	reclassification	2018
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	1,102	27	(466)	-	663
Provision for impairment of receivables	594	38	-	-	632
Difference between accounting and tax
bases of property and equipment	240	180	-	-	420
Provision for employee benefits	247	(32)	-	-	215
Deferred installation fee	74	18	-	-	92
Accrued expenses and provision for
inventory obsolescence	43	36	-	-	79
Land rights, intangible assets and others	(1)	10	-	-	9
Fiscal loss	172	(172)	-	-	-
Total deferred tax assets	2,471	105	(466)	-	2,110
Deferred tax liabilities:
Finance leases	1	(2)	-	-	(1)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(10)	(2)	-	-	(12)
Deferred tax assets
of the Company - net	2,461	103	(466)	-	2,098
Deferred tax assets
of the other subsidiaries - net	343	76	(8)	(5)	406
Telkomsel
Deferred tax assets:
Provision for employee benefits	677	83	(119)	-	641
Provision for impairment of receivables	184	86	-	-	270
Total deferred tax assets	861	169	(119)	-	911
Deferred tax liabilities:
Finance leases	(561)	(335)	-	-	(896)
Difference between accounting and tax
bases of property and equipment	(552)	(64)	-	-	(616)
License amortization	(225)	107	-	-	(118)
Total deferred tax liabilities	(1,338)	(292)	-	-	(1,630)
Deferred tax liabilities
of Telkomsel - net	(477)	(123)	(119)	-	(719)
Deferred tax liabilities of the other
subsidiaries - net	(456)	(50)	(5)	(22)	(533)
Deferred tax liabilities - net	(933)	(173)	(124)	(22)	(1,252)
Deferred tax assets - net	2,804	179	(474)	(5)	2,504

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

g.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

				(Charged)
		(Charged)	Credited to other	credited to equity
	December 31,	credited to profit	comprehensive	and	December 31,
	2016	or loss	income	reclassification	2017
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	563	197	342	-	1,102
Provision for impairment of receivables	388	206	-	-	594
Provision for employee benefits	209	38	-	-	247
Difference between accounting and tax bases
of property and equipment	(772)	1,012	-	-	240
Fiscal loss	-	172	-	-	172
Deferred installation fee	75	(1)	-	-	74
Accrued expenses and provision for inventory
obsolescence	69	(26)	-	-	43
Finance leases	1	(0)	-	-	1
Total deferred tax assets	533	1,598	342	-	2,473
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	-	-	(11)
Land rights, intangible assets and others	(11)	10	-	-	(1)
Total deferred tax liabilities	(22)	10	-	-	(12)
Deferred tax assets of the Company - net	511	1,608	342	-	2,461
Deferred tax assets of the other
subsidiaries - net	258	(20)	9	96	343

Telkomsel
Deferred tax assets:
Provision for employee benefits	478	68	131	-	677
Provision for impairment of receivables	143	41	-	-	184
Total deferred tax assets	621	109	131	-	861
Deferred tax liabilities:
Finance leases	(549)	(12)	-	-	(561)
Difference between accounting and tax bases
of property and equipment	(482)	55	-	(125)	(552)
License amortization	(48)	(177)	-	-	(225)
Total deferred tax liabilities	(1,079)	(134)	-	(125)	(1,338)
Deferred tax liabilities of Telkomsel - net	(458)	(25)	131	(125)	(477)
Deferred tax liabilities of the other
subsidiaries - net	(287)	(164)	12	(17)	(456)
Total deferred tax liabilities - net	(745)	(189)	143	(142)	(933)
Total deferred tax assets - net	769	1,588	351	96	2,804

As of December 31, 2018 and 2017, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp31,461 billion and Rp31,928 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

h.  Administration

From 2008 to 2017, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation
No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2018, the Company calculates the deferred tax using the tax rate of 20%.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.TAXATION (continued)

h.  Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 -  PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK
No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

27.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp18,032 billion and Rp22,145 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the years ended December 31, 2018 and 2017, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp182.03 and Rp223.55 (in full amount) for the years ended December 31, 2018 and 2017, respectively.

The Company does not have potentially dilutive financial investments for the years ended December 31, 2018 and 2017.

28.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 28 dated
April 21, 2017 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2016 amounting to Rp11,611 billion (Rp117.21 per share) and Rp1,935 billion (Rp19.54 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 54 dated
April 27, 2018 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2017 amounting to Rp13,287 billion (Rp134.13 per share) and Rp3,322 billion (Rp33.53 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2018 and 2017 amounting to Rp15,377 billion, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	2018	2017
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	1,057	1,540
Additional pension benefit obligation	29a.i.a.ii	6	1,076
The Company - unfunded	29a.i.b	1,830	2,384
Telkomsel	29a.ii	1,541	1,839
Telkomsat		0	0
MD Media		0	0
Infomedia		-	0
Projected pension benefit obligations		4,434	6,839
Net periodic post-employment health care
benefit	29b	195	2,419
Other post-employment benefit	29c	419	510
Obligation under the Labor Law	29d	507	427
Total		5,555	10,195

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2018	2017
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	511	557
Additional pension benefit obligation	29a.i.a.ii	69	657
The Company - unfunded	29a.i.b	198	239
Telkomsel	29a.ii	342	247
MD Media		0	0
Infomedia		0	0
Telkomsat		0	0
Total pension benefit cost	23	1,120	1,700
Net periodic post-employment health care
benefit cost	23,29b	335	276
Other post-employment benefit cost	23,29c	32	42
Obligation under the Labor Law	23,29d	113	62
Total		1,600	2,080

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of the net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows (continued):

	Notes	2018	2017
Defined benefit plan actuarial gain (losses)
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	1,236	(1,154)
Additional pension benefit obligation	29a.i.a.ii	934	(419)
The Company - unfunded	29a.i.b	137	(100)
Telkomsel	29a.ii	514	(530)
MD Media		0	(2)
Infomedia		0	(1)
Telkomsat		0	0
Post-employment health care benefit cost	29b	2,559	(551)
Other post-employment benefit	29c	24	(40)
Obligation under the Labor Law	29d	14	(72)
Sub-total		5,418	(2,869)
Deferred tax effect at the applicable tax rates	26g	(598)	494
Defined benefit plan acturial gain (losses) -
net of tax		4,820	(2,375)

a.	Pension benefit cost

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the years ended December 31, 2018 and 2017.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2018 and 2017,  under the defined benefit pension plan:

	2018	2017
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	22,354	18,849
Charged to profit or loss:
Service costs	384	366
Past service cost - plan amendments	-	94
Interest costs	1,459	1,454
Pension plan participants’ contributions	38	41
Actuarial (gain) losses recognized in OCI	(2,691)	2,862
Pension benefits paid	(1,423)	(1,312)
Projected pension benefit obligations at
end of year	20,121	22,354
29.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

	2018	2017
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	20,814	19,046
Interest income	1,357	1,387
Return on plan assets (excluding amount
included in net interest expense)	(1,455)	1,709
Pension plan participants’ contributions	38	41
Pension benefits paid	(1,423)	(1,312)
Provision of additional benefit	(205)	-
Plan administration cost	(62)	(57)
Fair value of pension plan assets at
end of year	19,064	20,814
Projected pension benefit obligations at
end of year	1,057	1,540

As of December 31, 2018 and 2017, plan assets consist of:

	2018		2017
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	873	-	1,481	-
Equity instruments:
Finance	1,456	-	1,463	-
Consumer goods	1,336	-	1,411	-
Infrastructure, utilities and
transportation	530	-	656	-
Construction, property and
real estate	199	-	363	-
Basic industry and chemical	124	-	115	-
Trading, service and
investment	420	-	388	-
Mining	112	-	92	-
Agriculture	55	-	46	-
Miscellaneous industries	362	-	377	-
Equity-based mutual fund	1,336	-	1,233	-
Fixed income instruments:
Corporate bonds	-	5,267	-	5,428
Government bonds	6,166	-	6,968	-
Mutual funds	54	-	54	-
Non-public equity:
Direct placement	-	288	-	237
Property	-	178	-	188
Others	-	308	-	314
Total	13,023	6,041	14,647	6,167

29.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp372 billion and Rp469 billion, representing 1.95% and 2.25% of total plan assets as of December 31, 2018 and 2017, respectively, and bonds issued by the Company with fair value totalling to Rp314 billion and Rp340 billion representing 1.65% and 1.64% of total plan assets as of December 31, 2018 and 2017, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(158) billion and Rp3,039 billion for the years ended December 31, 2018 and 2017, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2018, Dapen’s FSR is below 105%. Therefore, the Company will make contributions to the defined benefit pension plan in 2019.

Based on the Company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits in the form of additional benefit in 2017 amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

The movement at the projected pension benefit obligations for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	1,540	(197)
Net periodic pension benefit cost	548	583
Provision of additional benefit	205	-
Actuarial (gain) losses recognized in OCI	(2,691)	2,862
Return on plan assets (excluding amount
(included in net interest expense)	1,455	(1,708)
Projected pension benefit obligations at
end of year	1,057	1,540
29.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The components of net periodic pension benefit cost for the years ended
December 31, 2018 and 2017 are as follow:

	2018	2017
Service costs	384	366
Past service cost - plan amendments	-	94
Plan administration cost	62	57
Net interest cost	102	66
Net periodic pension benefit cost	548	583
Amount charged to subsidiaries under
contractual agreements	(37)	(26)
Net periodic pension benefit cost less
cost charged to subsidiaries	511	557

Amounts recognized in OCI for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Actuarial gain (losses) recognized during
the year due to:
Experience adjustments	329	163
Changes in financial assumptions	(3,020)	2,699
Return on plan assets (excluding amount
included in net interest expense)	1,455	(1,708)
Net	(1,236)	1,154

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated
April 1, 2019 and February 27, 2018, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017 are as follows:

	2018	2017
Discount rate	8.25%	6.75%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

	2018	2017
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	1,076	-
Charged to profit or loss:
Past service costs	-	657
Interest costs	69	-
Actuarial (gain) losses recognized in OCI	(948)	419
Pension benefits paid	(93)	-
Projected pension benefit obligations
at end of year	104	1,076
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	-	-
Provision of additional benefit	205	-
Return of benefit plan assets	(14)	-
Pension benefits paid	(93)	-
Fair value of pension plan assets at
end of year	98	-
Projected pension benefit obligations
at end of year	6	1,076

As of December 31, 2018 there is no plan asset on additional pension benefit obligation. Plan asset will be recognized in accordance with the reserve of additional benefits funds determined by the board (pengurus) with the approval of the Supervisory board (Dewan Pengawas)

Changes in additional pension benefit obligation for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Additional pension benefit obligation at
beginning of year	1,076	-
Past service cost	-	657
Interest costs	69	-
Provision of additional benefit	(205)	-
Actuarial loss (gain) recognized in OCI	(948)	419
Return on plan asset	14	-
Projected additional pension benefit
obligation at end of year	6	1,076

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation (continued)

The components of additional pension benefit cost for the years ended
December 31, 2018 and 2017 are as follows:

	2018	2017
Past service costs	-	657
Net interest costs	69	-
Pension benefit costs	69	657

Amounts recognized in OCI for the years ended December 31, 2018 and 2017 are as follows  :

	2018	2017
Actuarial (gain) losses recognized during
the year due to:
Experience adjusment	(773)	-
Changes in financial assumption	(175)	419
Return on plan assets (excluding amount
included in net interest expense)	14	-
Total	(934)	419

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2018 and 2017, with report dated
April 1, 2019 and February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2018 and 2017 is as follows:

	2018	2017
Rate of return on investment	9.30%-10.00%	9.50%-10.25%
Discount rate	8.25%	6.75%
Actuarial discount rate of pension fund	9.25%-9.50%	9.25%-9.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to
Rp13 billion and Rp10 billion, respectively, for the years ended December 31, 2018 and 2017, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2018 and 2017:

	2018	2017
Unfunded projected pension benefit
obligations at beginning of year	2,384	2,507
Charged to profit or loss:
Service costs	54	51
Net Interest costs	144	188
Actuarial losses recognized in OCI	(137)	100
Benefits paid by employer	(615)	(462)
Unfunded projected pension benefit
obligations at end of year	1,830	2,384

The components of total periodic pension benefit cost the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Service costs	54	51
Net interest costs	144	188
Total periodic pension benefit cost	198	239

Amounts recognized in OCI are as follow:

	2018	2017
Actuarial (gain) losses recognized during
the year due to:
Experience adjusments	27	19
Changes in demographic assumptions	(21)	-
Changes in financial assumptions	(143)	81
Net	(137)	100

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2017 and 2016, with reports dated
April 1, 2019 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2017 and 2016 are as follow:

	2018	2017
Discount rate	8.00%-8.25%	6.00%-6.75%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2011	2011

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.	Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay (excluding functional allowance) and number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp125 billion and Rp131 billion for the years ended December 31, 2018 and 2017,  respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2018 and 2017, under Telkomsel’s defined benefit pension plan:

	2018	2017
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	2,928	2,034
Charged to profit or loss:
Service costs	213	149
Net interest costs	203	167
Actuarial (gain) losses recognized in OCI	(583)	584
Benefit paid	(27)	(6)
Projected pension benefit obligation at
end of year	2,734	2,928
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,089	841
Interest income	74	69
Return on plan assets (excluding amount
included in net interest expense)	(68)	54
Employer’s contributions	125	131
Benefit paid	(27)	(6)
Fair value of pension plan assets at
end of year	1,193	1,089
Pension benefit obligation at
end of year	1,541	1,839

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.Telkomsel (continued)

Movements of the pension benefit obligation for the years ended December 31, 2018 and 2017:

	2018	2017
Pension benefit obligation at beginning of year	1,839	1,193
Periodic pension benefit cost	342	247
Actuarial (gain) losses recognized in OCI	(583)	584
Return on plan assets (excluding amount included in
net interest expense)	68	(54)
Employer's contributions	(125)	(131)
Pension benefit obligation at end of year	1,541	1,839

The components of the periodic pension benefit cost for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Service costs	213	149
Net interest costs	129	98
Total	342	247

Amounts recognized in OCI are as follow:

	2018	2017
Actuarial (gain) losses recognized during
the year due to:
Experience adjustments	192	(77)
Changes in financial assumptions	(774)	661
Return on plan assets (excluding amount
included in net interest expense)	68	(54)
Net	(514)	530

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated February 14, 2019 and February 8, 2018 respectively, by TWP, an independent actuary in association with WTW.
The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017, are as follow:

	2018	2017
Discount rate	8.25%	7.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the years ended December 31, 2018 and 2017.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2017 and 2018:

	2018	2017
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	15,448	13,357
Charged to profit or loss:
Interest costs	1,102	1,115
Actuarial (gain) losses recognized in OCI	(3,641)	1,460
Post-employment health care benefits paid	(486)	(484)
Projected post-employment health care benefit
obligation at end of year	12,423	15,448
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	13,029	11,765
Interest income	927	979
Return on plan assets (excluding amount included in
net interest expense)	(1,082)	909
Post-employment health care benefits paid	(486)	(484)
Plan administration cost	(160)	(140)
Fair value of plan assets at end of year	12,228	13,029
Projected for post-employment health care benefit
obligation-net	195	2,419

29.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Post-employment health care benefit cost (continued)

As of December 31, 2018 and 2017, plan assets consists of:

	2018		2017
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,115	-	1,354	-
Equity instruments:
Manufacturing and consumer	799	-	835	-
Finance industries	799	-	840	-
Construction	190	-	254	-
Infrastructure and telecommunication	332	-	350	-
Wholesale	177	-	137	-
Mining	77	-	65	-
Other Industries:
Services	60	-	38	-
Agriculture	32	-	35	-
Biotechnology and pharma industry	85	-	68	-
Others	3	-	1	-
Equity-based mutual funds	1,204	-	1,113	-
Fixed income instruments:
Fixed income mutual funds	7,020	-	7,642	-
Unlisted shares:
Private placement	-	335	-	297
Total	11,893	335	12,732	297

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp249 billion and Rp265 billion, representing 2.03% and 2.04% of total plan assets as of
December 31, 2018 and 2017, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(315) billion and Rp1,748 billion for the years ended December 31, 2018 and 2017, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Projected post-employment health care benefit
obligation at beginning of year	2,419	1,592
Net periodic post-employment health care benefit costs	335	276
Actuarial (gain) losses recognized in OCI	(3,641)	1,460
Return on plan assets (excluding amount included in
net interest expense)	1,082	(909)
Projected post-employment health care benefit
obligation at end of year	195	2,419

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Plan administration costs	160	141
Net interest costs	175	135
Periodic post-employment health care benefit cost	335	276

Amounts recognized in OCI are as follow:

	2018	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(1,100)	(1,198)
Changes in financial assumptions	(2,541)	2,658
Return on plan assets (excluding amount	1,082	(909)
included in net interest expense)	(2,559)	551
Net

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated
April 1, 2019 and February 27, 2018 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017 are as follow:

	2018	2017
Discount rate	8.75%	7.25%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2018	2018
Indonesian mortality table	2011	2011

c.Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits provisions (continued)

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Projected other post-employment
benefit obligations at beginning of year	510	502
Charged to profit or loss:
Service costs	6	6
Net interest costs	26	36
Actuarial (gain) losses recognized in OCI	(24)	40
Benefits paid by employer	(99)	(74)
Projected other post-employment benefits
obligations at end of year	419	510

The components of the projected other post-employment benefit cost for the years ended December 31, 2018 and 2017 are as follow:

	2018	2017
Service costs	6	6
Net interest costs	26	36
Total	32	42

Amounts recognized in OCI are as follow:

	2018	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjusments	40	10
Changes in demographic assumptions	(34)	-
Changes in financial assumptions	(30)	30
Total	(24)	40

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019 and February 27, 2018 respectively, by TWP, an independent actuary in association with WTW.
The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017, are as follow:

	2018	2017
Discount rate	8.00%	5.75%
Indonesian mortality table	2011	2011

d.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of  December 31, 2018 and 2017 amounted to Rp507 billion and Rp427 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp113 billion and Rp62 billion for the years ended December 31, 2018 and 2017, respectively (Note 23).  The actuarial losses recognized in OCI amounted to Rp(14) billion and Rp72 billion for the years ended December 31, 2018 and 2017, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

e.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2018 are as follow:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

Within next 10 years	16,370	-	948	2,498	5,620	485
Within 10-20 years	20,349	-	160	7,880	6,913	91
Within 20-30 years	16,207	20	29	6,680	6,217	39
Within 30-40 years	9,400	38	9	1,580	3,193	3
Within 40-50 years	3,383	30	-	-	661	-
Within 50-60 years	644	50	-	-	22	-
Within 60-70 years	62	101	-	-	0	-
Within 70-80 years	2	-	-	-	-	-

Weighted average
duration of DBO	9.11 years	9.11 years	3.97 years	10.58 years	17.41 years	3.13 years

f. Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO ,as follow :

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
Funded;
Defined pension benefit obligation	(1,568)	1,832	275	(286)
Additional pension benefit obligation	(2)	(1)	-	-
Unfunded	(41)	38	42	(45)
Telkomsel	(497)	562	294	(276)
Post-employment health care benefits	(1,428)	1,815	1,783	(1,508)
Other post-employment benefits	(12)	13	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.LSA PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp852 billion and Rp758 billion as of and December  31,  2018 and 2017, respectively. The related benefit costs charged to expense amounted to Rp161 billion and Rp255 billion for the years ended December 31, 2018 and 2017, respectively (Note 23).

31.RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
INTI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, purchase of property and equipment and construction services
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Pegadaian (“Pegadaian”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

HIDDEN_ROW
Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Balai Pustaka (“Balai Pustaka”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Garuda Indonesia (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Angkasa Pura (“Angkasa Pura”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
Perum Peruri (“Peruri”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Asuransi Jasa Indonesia (“Jasindo’)	Entity under common control	Fixed assets insurance expenses
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, and bonds.
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
Indonusa	Associated company	Pay TV expenses
Teltranet	Associated company	CPE Expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Yakes	Other related entities	Medical expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services and distribution of SIM card and pulse reload voucher
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entities	Purchase of property and equipment and construction services
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December  31, 2018, the Group recorded impairment of receivables from related parties of Rp(150) billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties

The following are significant transactions with related parties:

	2018		2017
		% of total		% of total
	Amount	revenues	Amount	revenues
REVENUES
Majority Stockholder
Ministry of Finance	258	0.20	280	0.22
Entities under common control
Indosat	1,002	0.77	1,789	1.39
BRI	397	0.30	237	0.18
Pegadaian	228	0.17	115	0.09
BNI	188	0.14	105	0.08
Pertamina	183	0.14	94	0.07
BTN	179	0.14	129	0.10
Bank Mandiri	173	0.13	157	0.12
Peruri	120	0.09	-	-
Angkasa Pura	114	0.09	-	-
Garuda Indonesia	105	0.08	55	0.04
KAI	83	0.06	18	0.01
Balai Pustaka	81	0.06	-	-
Lain-lain	696	0.53	682	0.54
Sub-total	3,807	2.70	3,818	1,89
Other related entities	73	0.06	31	0.02
Associated companies	55	0.04	65	0.05
Total	3,935	3.00	4,084	3,17

	2018		2017
		% of total		% of total
	Amount	expenses	Amount	expenses
EXPENSES
Entities under common control
PLN	2,596	2.79	2,269	2.69
Indosat	933	1.00	890	1.06
Jasindo	349	0.38	168	0.20
Others	189	0.20	68	0.08
Sub-total	4,067	4.37	3,395	4.03
Other related entities
Kisel	916	0.98	813	0.96
PMM	850	0.91	404	0.48
POIN	850	0.91	405	0.48
Kopegtel	836	0.90	713	0.85
Yakes	128	0.14	139	0.16
Others	190	0.20	81	0.10
Sub-total	3,770	4.04	2,555	3.03
Associated companies
Indonusa	306	0.33	264	0.31
Teltranet	181	0.19	123	0.15
Others	11	0.01	38	0.04
Sub-total	498	0.53	425	0.50
Total	8,335	8.94	6,375	7.56

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2018		2017
		% of total		% of total
	Amount	finance income	Amount	finance income
FINANCE INCOME
Entities under common control
State-owned banks	596	58.78	850	59.27
Others	6	0.59	35	2.44
Total	602	59.37	885	61.71

	2018		2017
		% of total		% of total
	Amount	finance costs	Amount	finance costs
FINANCE COSTS
Majority stockholder
Ministry of Finance	41	1.17	54	1.95
Entities under common control
State-owned banks	1,140	32.51	819	29.58
Sarana Multi Infrastruktur	110	3.14	94	3.39
Total	1,291	36.82	967	34.92

	2018		2017
		% of total		% of total
	Amount	purchases	Amount	purchases
PURCHASE OF PROPERTY
AND EQUIPMENTS (Note 9)
Entities under common control
INTI	137	0.43	203	0.79
Others	41	0.13	93	0.33
Sub-total	178	0.56	296	1.12
Other related entities
Kopegtel	144	0.46	130	0.41
Bangtelindo	135	0.43	64	0.20
Others	193	0.61	189	0.64
Sub-total	472	1.50	359	1.25
Total	650	2.06	655	2.37

	2018		2017
		% of total		% of total
	Amount	revenues	Amount	revenue
DISTRIBUTION OF SIM
CARD AND VOUCHER
Other related entities
Tiphone	4,390	3.36	3,888	3.03
Kisel	4,221	3.23	4,181	3.26
Gratika	474	0.36	408	0.32
Total	9,085	6.95	8,477	6.61

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

	2018		2017
		% of total		% of total
	Amount	assets	Amount	assets
a. Cash and cash equivalents
(Note 3)	13,205	6.40	17,417	8.78
b. Other current financial
asset (Note 4)	471	0.23	1,153	0.58
c. Trade receivables - net
(Note 5)	2,126	1.03	1,545	0.78
d. Other current asset (Note 7)	159	0.08	126	0.06
e. Other non-current asset
(Note 10)	44	0.02	55	0.03

	2018		2017
		% of total		% of total
	Amount	liabilities	Amount	liabilities
f. Trade payables (Note 12)
Majority stockholder
Ministry of Finance	2	0.00	29	0.03
Entities under common
control
Indosat	122	0.14	225	0.26
State-owned enterprises	294	0.33	102	0.12
Sub-total	416	0.47	327	0.38
Other related entities
Kopegtel	279	0.31	209	0.24
Others	296	0.33	329	0.38
Sub-total	575	0.64	538	0.62
Total	993	1.11	869	1.00

g. Accrued expenses
(Note 13)
Majority stockholder
Government	7	0.01	9	0.01
Entities under common
control
State-owned enterprises	86	0.10	113	0.13
State-owned banks	61	0.07	36	0.04
Sub-total	147	0.17	149	0.17
Other related entities
Kisel	183	0.21	235	0.27
Others	13	0.01	1	0.00
Total	350	0.40	394	0.46

h. Advances from
customers
Majority stockholder
Government	19	0.02	19	0.02
Entities under common
control
PLN	12	0.01	11	0.01
Total	31	0.03	30	0.03

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

	2018		2017
		% of total		% of total
	Amount	liabilities	Amount	liabilities
i. Short-term bank loans
(Note 15)	956	1.08	1,297	1.50
j. Two-step loans (Note 16a)	949	1.07	1,098	1.27
k. Long-term bank loans
(Note 16c)	12,620	14.19	7,895	9.14
l. Other borrowings (Note 16d)	2,244	2.52	1,295	1.50

c.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation
No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties (continued)

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2018		2017
		% of total		% of total
	Amount	expenses	Amount	expenses
Directors	360	0.39%	175	0.21%
Board of Commissioners	166	0.18%	65	0.08%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32.OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach.

The Group has four primary reportable segments, namely mobile, consumer, enterprise and WIB. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. No Operating Segments have been agregated to from the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.OPERATING SEGMENT (continued)

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2018
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	85,338	13,891	21,054	10,084	130	130,497	287	130,784
Inter-segment revenues	3,880	2,290	17,995	16,678	886	41,729	(41,729)	-
Total segment revenues	89,218	16,181	39,049	26,762	1,016	172,226	(41,442)	130,784
Expenses
External expenses	(40,041)	(11,739)	(21,717)	(14,624)	(1,042)	(89,163)	(2,776)	(91,939)
Inter-segment expenses	(15,408)	(3,792)	(16,116)	(6,010)	(31)	(41,357)	41,357	-
Total segment expenses	(55,449)	(15,531)	(37,833)	(20,634)	(1,073)	(130,520)	38,581	(91,939)
Segment results	33,769	650	1,216	6,128	(57)	41,706	(2,861)	38,845
Other information
Capital Expenditures	(14,373)	(6,958)	(5,325)	(6,321)	(18)	(32,995)	(625)	(33,620)
Depreciation and amortization	(13,095)	(3,060)	(2,128)	(3,146)	(21)	(21,450)	44	(21,406)
Provision recognized in
current period	(438)	(438)	(764)	(71)	(5)	(1,716)	(8)	(1,724)

	2017
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	90,073	11,105	19,130	7,439	126	127,873	383	128,256
Inter-segment revenues	3,086	287	16,801	15,305	602	36,081	(36,081)	-
Total segment revenues	93,159	11,392	35,931	22,744	728	163,954	(35,698)	128,256
Expenses
External expenses	(39,452)	(10,360)	(20,653)	(12,333)	(979)	(83,777)	(572)	(84,349)
Inter-segment expenses	(14,382)	(1,563)	(15,027)	(5,611)	(70)	(36,653)	36,653	-
Total segment expenses	(53,834)	(11,923)	(35,680)	(17,944)	(1,049)	(120,430)	36,081	(84,349)
Segment results	39,325	(531)	252	4,800	(321)	43,525	382	43,907
Other information
Capital Expenditures	(15,134)	(6,544)	(3,637)	(7,120)	(11)	(32,447)	(709)	(33,156)
Depreciation and amortization	(13,560)	(2,839)	(2,136)	(2,382)	(22)	(20,940)	494	(20,446)
Provision recognized in
current period	(291)	(385)	(668)	(127)	(2)	(1,473)	(8)	(1,481)

Adjustment and elimination:

	2018	2017
Segment result	41,706	43,525
Operating loss of operating business	(798)	(786)
Other elimination and adjustment	(2,063)	1,168
Consolidated operating income	38,845	43,907

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.OPERATING SEGMENT (continued)

Geographic information:

The revenue information below is based on the location of the customers.

	2018	2017
External revenues
Indonesia	127,438	125,970
Foreign countries	3,346	2,286
Total	130,784	128,256

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	2018	2017
Non-current operating assets
Indonesia	144,631	130,468
Foreign countries	3,649	3,233
Total	148,280	133,701

33.TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree
No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree
No. 12/PER/M.KOMINFO/02/2006.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b.	Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

• Basic telephony services tariff
• Roaming tariff, and/or
• Multimedia services tariff

with the following traffic structure:

• Activation fee
• Monthly subscription charges
• Usage charges
• Additional facilities fee.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and
No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of December  31, 2018, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	7.988
U.S. dollar	94	1.349
Euro	1,23	20
HKD	0,79	1
Total		9.358

The above balance includes the following significant agreements:

(i)The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company, TII and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of SKKL Sabang-Lhoksemawe-Medan
The Company and PT Sisindokom Lintas Buana	November 15, 2017	Procurement and installation for PE-VPN CISCO expans
The Company and PT Sisindokom Lintas Buana	April 26, 2018	Procurement and installation for PE-VPN CISCO expans
The Company and PT ZTE Indonesia	May 31, 2018	Procurement and installation of OLT and ONT Platform ZTE
The Company and PT ZTE Indonesia	September 13, 2018	Procurement agreement for ONT platform ZTE
The Company and PT ZTE Indonesia	October 30, 2018	Procurement agreement for Set Top Box (“STB”) Platform ZTE phase-2
The Company and PT Huawei Tech Investment	November 23, 2018	Procurement and installation for DWDM Platform Huawei
The Company and PT Lintas Teknologi Indonesia	December 13, 2018	Procurement and installation for DWDM Platform Nokia NARU 2018
The Company and NEC Corporation	December 13, 2018	Procurement and installation agreement of ISP SKKL Platform NEC expansion and reengineering transport
The Company and PT Datacomm Diangraha	December 14, 2018	Procurement and installation for Metro Ethernet Platform Nokia-ALU expansion
The Company and PT Huawei Tech Investment	December 17, 2018	Procurement and installation agreement of Methor Ethernet, BRAS, PCEF and PE Transit Platform Huawei
The Company and PT Master System Infotama	December 31, 2018	Procurement and installation for IP Backbone Platform CISCO expansion
The Company and PT Lancs Arche Consumma	December 31, 2018	Procurement and installation for DWDM Platform Coriant Naru 2018

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

(ii)	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT NSN, NSN Oy and Nokia Siemens Networks GmbH & Co.KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia dan PT Ericsson AB	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Datacraft Indonesia, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Next Generation Convergence Core Transport Rollout and Technical Support agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company dan PT Application Solutions	February 8, 2010	Online Charging System ("OCS") and Service Control Points ("SCP") System Solution Development Agreements
Telkomsel dan PT Application Solutions	February 8, 2010	Technical Support agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company dan PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel dan PT Huawei	March 25, 2013	Technical Support agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel dan Wipro Limited, Wipro Singapore Pte. Ltd. dan PT WT Indonesia	April 23, 2013	Development and procurement of Operational and Strategic Decision Support System (“OSDSS”) Solution Agreement
Telkomsel dan PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
Telkomsel, PT Ericsson Indonesia, PT NSNI, NSN Oy, PT Huawei dan PT ZTE Indonesia	February 1, 2018	Ultimate Radio Network Infrastructure ROA and SA agreement

b.	Borrowings and other credit facilities

(i)

As of December 31, 2018, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				facility
Lenders	Total facility	Maturity	Currency	utilized
BRI	500	March 14, 2020	Rp	280
BNI	850	March 31, 2019	Rp	261
Bank Mandiri	500	December 23, 2019	Rp	361
Total	1,850			902

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities(continued)

(ii)	Telkomsel has US$3 million bond, bank guarantee and standby letter of credit facility with SCB, Jakarta. The facilities will expire on July 31, 2019.

Telkomsel has a Rp1,000 billion bank guarantee facility with BRI. The facility will expire on
September 25, 2022. Under this facility, as of December 31, 2018, Telkomsel has issued a bank guarantee amounting to Rp499 billion as payment commitment guarantee for annual right of usage fee valid until March 31, 2019 and Rp20 billion as frequency performance bond valid until May 31, 2019 (Note 34c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2019.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2019. Telkomsel uses this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to
Rp52.2 billion (Note 34c.iii) and for surety bond of 2.3 Ghz radio frequency amounting to
Rp1,030 billion (Note 34c.i)

(iii)

TII has a US$15 million equal to Rp210 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum V (five) on December 18, 2017 with a maximum credit limit of US$10 million equal to Rp135 billion. The facility will expire on December 18, 2018. As of December 31, 2018, TII has not used the facility.

(iv)	As of December 31, 2018, Sigma has a Rp354 billion bank guarantee from BNI and HSBC. The used facility on December 31, 2018 amounting to Rp156 billion.

c.	Others

(i)Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)Radio Frequency Usage (continued)

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013,
No. 509 Year 2016 and No. 1896 year 2017 of the MoCI,  Telkomsel is required, among other things, to:

1.

Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term
(10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 34b.ii).

 (ii)  Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2019 and 2028. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2018 are as follows :

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	23,832	6,271	13,030	4,531
As lessor	4,105	1,084	2,464	557

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 8, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree
No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI
No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BPPPTI amounting to Rp83 billion (before tax).

As of December 31, 2018 and 2017, Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp115 billion.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2018
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	253.37	8.02	10.50	3,802
Other current financial assets	14.56	-	1.30	223
Trade receivables
Related parties	0.49	-	-	7
Third parties	146.39	-	9.55	2,238
Other receivables	0.34	-	0.12	6
Other current assets	-	-	0.51	14
Other non-current assets	57.42	-	1.17	840
Total assets	472.57	8.02	23.15	7,130
Liabilities
Trade payables
Related parties	(0.21)	-	-	(3)
Third parties	(206.20)	(33.39)	(4.99)	(3,037)
Other payables	(3.63)	-	(4.44)	(111)
Accrued expenses	(47.10)	(15.64)	(2.51)	(709)
Short-term bank loan	(1.15)	-	-	(17)
Advances from customers	(0.76)	-	-	(11)
Current maturities of long-term borrowings	(18.77)	(767.90)	(4.07)	(430)
Other liabilities	(19.63)	-	-	(284)
Long-term borrowings - net of current maturities	(93.41)	(3,839.49)	(4.71)	(1,917)
Total liabilities	(390.86)	(4,656.42)	(20.72)	(6,519)
Assets (liabilities) - net	81.71	(4,648.40)	2.43	611

	2017
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	154.07	7.47	8.37	2,201
Other current financial assets	28.34	-	1.14	399
Trade receivables	-	-	-	-
Related parties	3.02	-	-	41
Third parties	71.38	-	4.24	1,025
Other receivables	0.15	-	0.01	2
Other current assets	0.10	-	72.33	18
Other non-current assets	4.27	-	0.06	59
Total assets	317.22	7.47	87.09	3,745
Liabilities
Trade payables
Related parties	(0.22)	-	-	(3)
Third parties	(159.65)	(19.57)	(7.41)	(2,227)
Other payables	(4.12)	-	(7.41)	(149)
Accrued expenses	(42.20)	(18.28)	(1.05)	(584)
Advances from customers	(0.48)	-	-	(7)
Current maturities of long-term borrowings	(10.59)	(767.90)	-	(292)
Other liabilities	(21.83)	-	-	(296)
Long-term borrowings - net of current maturities	(65.22)	(4,607.39)	-	(1,557)
Total liabilities	(304.31)	(5,413.14)	(15.87)	(5,115)
Assets (liabilities) - net	12.81	(5,405.67)	71.22	(1,370)

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2018 using the exchange rates on April 29, 2019 the unrealized foreign exchange loss amounting to Rp17 billion.
The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.   FINANCIAL RISK MANAGEMENT

1.	Fair value of financial assets and financial liabilities

a.Classification

i.	Financial asset

	2018	2017
Loans and receivables
Cash and cash equivalents	17,439	25,145
Other current financial assets	834	1,005
Trade and other receivables, net	12,141	9,564
Other non-current assets	460	183
Available-for-sale financial assets
Available-for-sale investments	1,204	1,541
Total financial assets	32,078	37,438

ii.	Financial liabilities

	2018	2017
Financial liabilities measured at amortized cost
Trade and other payables	15,214	15,791
Accrued expenses	12,769	12,630
Interest-bearing loans and other borrowings
Short-term bank loans	4,043	2,289
Two-step loans	949	1,098
Bonds and notes	10,481	8,982
Long-term bank loans	23,225	18,004
Obligation under finance leases	3,145	3,804
Other borrowings	2,244	1,295
Total financial liabilities	72,070	63,893

b.	Fair values

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2018	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,204	1,204	470	-	734
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other
borrowings:
Two-step loans	949	898	-	-	898
Bonds and notes	10,481	10,894	9,380	-	1,514
Long-term bank loans	23,225	22,878	-	-	22,878
Obligation under finance leases	3,145	3,145	-	-	3,145
Other borrowings	2,244	2,154	-	-	2,154
Other liabilities	261	261	-	-	261
Total	41,509	41,434	9,850	-	31,584

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

b.	Fair value (continued)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2017	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,541	1,541	1,151	17	373
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,098	1,116	-	-	1,116
Bonds	8,982	10,038	10,038	-	-
Long-term bank loans	18,004	18,108	-	-	18,108
Obligation under finance leases	3,804	3,804	-	-	3,804
Other borrowings	1,295	1,370	-	-	1,370
Other liabilities	296	296	-	-	296
Total	35,020	36,273	11,189	17	25.067

Loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for 2018 amounting to Rp10 billion. There is no movement between fair value hierarchy during 2018.

c.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

available-for-sale investments primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(ii)

the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

c.	Fair value measurement (continued)

The fair value estimates are inherently judgemental and involve various limitations, including:

a.	fair values presented do not take into consideration the effect of future currency fluctuations.
b.	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

2.Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

a.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2018		2017
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.47	0.01	0.26	0.01
Financial liabilities	(0.39)	(4.66)	(0.31)	(5.41)
Net exposure	0.08	(4.65)	(0.05)	(5.40)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

a.Foreign exchange risk (continued)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at December 31, 2018 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2018
U.S. dollar (1% strengthening)	12
Japanese yen (5% strengthening)	(30)

A weakening of the U.S. dollar and Japanese yen against the rupiah at December 31, 2018 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2018, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2018	2017
Fixed rate borrowings	(21,260)	(14,204)
Variable rate borrowings	(22,827)	(21,267)

Sensitivity analysis for variable rate borrowings

As of December 31, 2018, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp67 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

d.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2018	2017
Cash and cash equivalents	17,439	25,145
Other current financial assets	1,304	2,173
Trade and other receivable, net	12,141	9,564
Other non-current assets	460	183
Total	31,344	37,065

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance and Financial Policy Unit in accordance with the Group’s written policy.
The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection.  Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 4.30% of trade receivables as of December 31, 2018.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

e.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2023 and
	amount	cash flows	2019	2020	2021	2022	thereafter
2018
Trade and other payables	15,214	(15,214)	(15,214)	-	-	-	-
Accrued expenses	12,769	(12,769)	(12,769)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	949	(1,075)	(242)	(232)	(205)	(159)	(237)
Bonds and notes	10,481	(19,050)	(1,562)	(3,436)	(1,231)	(2,817)	(10,004)
Bank loans	27,268	(33,363)	(10,434)	(9,160)	(3,991)	(3,219)	(6,559)
Other borrowings	2,244	(2,905)	(490)	(570)	(533)	(495)	(817)
Obligations under
finance leases	3,145	(3,764)	(1,049)	(945)	(781)	(605)	(384)
Other liabilities	261	(306)	(16)	(36)	(36)	(109)	(109)
Total	72,331	(88,446)	(41,776)	(14,379)	(6,777)	(7,404)	(18,110)

	Carrying	Contractual					2022 and
	amount	cash flows	2018	2019	2020	2021	thereafter
2017
Trade and other payables	15,791	(15,791)	(15,791)	-	-	-	-
Accrued expenses	12,630	(12,630)	(12,630)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	1,098	(1,243)	(250)	(222)	(214)	(189)	(368)
Bonds and notes	8,982	(18,278)	(929)	(929)	(2,873)	(726)	(12,821)
Bank loans	20,293	(24,378)	(7,655)	(5,078)	(4,006)	(2,660)	(4,979)
Other borrowings	1,295	(1,759)	(220)	(303)	(285)	(266)	(685)
Obligations under
finance leases	3,804	(4,685)	(1,083)	(969)	(866)	(778)	(989)
Other liabilities	296	(355)	(17)	(34)	(34)	(135)	(135)
Total	64,189	(79,119)	(38,575)	(7,535)	(8,278)	(4,754)	(19,977)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,			exchange		Other	December 31,
	2018	Cash flows	Acquisition	movement	New leases	Changes	2018
Short-term bank loans	2,289	1,757	-	(1)	-	(2)	4,043
Two step loans	1,098	(220)	-	72	-	-	950
Bonds and notes payable	8,982	1,497	-	-	-	2	10,481
Long-term bank loans	18,004	5,046	58	90	-	28	23,226
Other borrowings	1,295	947	-	-	-	-	2,242
Obligations under finance leases	3,804	(828)	-	-	168	1	3,145
Total liabilities from
financing activities	35,472	8,199	58	161	168	29	44,087

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2018		2017
	Amount	Portion	Amount	Portion
Short-term debts	4,043	2.83%	2,289	1.78%
Long-term debts	40,044	28.00%	33,183	25.89%
Total debts	44,087	30.83%	35,472	27.67%
Equity attributable to owners
of the parent company	98,910	69.17%	92,713	72.33%
Total	142,997	100.00%	128,185	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2018 and 2017 are as follows:

	2018	2017
Total interest-bearing debts	44,087	35,472
Less: cash and cash equivalents	(17,439)	(25,145)
Net debts	26,648	10,327
Total equity attributable to owners of the parent company	98,910	92,713
Net debt-to-equity ratio	26.94%	11.14%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2018 and 2017, the Group has complied with the externally imposed capital requirements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Acquisition of property and equipment:
Credited to trade payables	4,275	5,525
Credited to obligations under finance lease	201	328
Interest capitalization	270	816
Advance paid	2,837	-

Acquisition of intangible assets:
Credited to trade payables	235	846

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.SUBSEQUENT EVENT

1.

Based on notarial deed of Bonardo Nasution, S. H. No. 12 dated January 12, 2018 and No. 13 dated January 21, 2018, Telkomsel established a subsidiaries, PT Telkomsel Mitra Inovasi (“PT TMI”) and PT Fintek Karya Nusantara (“PT Finarya”) with full ownership by Telkomsel.

2.	On January 25, 2019, and on January 14, 2019, Telkomsel fully paid the loan with MUFG and BNI amounting to Rp750 billion and Rp1,000 billion, respectively.

3.

Based on notarial deed of Jimmy Tanal, S. H., M. Kn., No. 22 dated March 6, 2019 regarding Shareholder’s Resolution of PT Persada Sokka Tama (“PST”), approving transfers of right over shares of PST to Dayamitra from Mrs. Rahina Dewayani and Mrs. Rahayu amounting to 2,559,000 and 6,000 shares, respectively, therefore Dayamitra has 2,565,000 shares or 95% ownership of PST.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	5
Trade receivables	121
Property and Equipment (Note 9)	1,107
Other assets	113
Liabilities
Current liabilities	(129)
Non-current liabilities	(378)
Other liabilities	(104)
Fair value of identifiable net assets acquired	735
Fair value of non-controlling interest	(37)
Provisional goodwill	415
Fair value consideration transferred	1,113

As of the date of approval and authorization for the issuance of these consolidated financial statement, purchase price allocation calculation is still in process.

4.

In January, February and March 2019, the Company received the SC’s verdicts as the result of the tax audit for tax period January to April and September 2007. Based on the verdict, SC rejected the Tax Authorities’s Judicial review and strengthen the Tax Court’s verdict.

On March 11, 2019, Tax Authorities issued Decision letter on Company’s objection, wherein the Tax Authorities has granted all the Company’s objection and addition the overpayment amount for the tax period January to April 2016.

5.

On February 18, 2019, Telkomsel received SP2PK from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion. On March 25, 2019, the Company received SP2PK payment from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2018.

Impact of significant differences between PSAK and IFRS on consolidated statements of financial position as of December 31, 2018 were as follows:

	Reference	PSAK	Reconciliation	IFRS
ASSETS
Cash and cash equivalents	d	17,439	(4)	17,435
Other current financial assets	d	1,304	10	1,314
Trade receivables - net provision for
impairment of receivables
Related parties	d,b	2,126	(112)	2,014
Third parties	d,b	9,288	(2,001)	7,287
Contract asset	c	-	1,560	1,560
Other receivables - net of provision for
impairment of receivables	d	727	(100)	627
Contract expense	c	-	924	924
Other current assets	d	7,982	(702)	7,280
Total Current Assets		43,268	(425)	42,843
Long-term investments	d	2,472	190	2,662
Property and equipment - net of accumulated depreciation	a	143,248	(336)	142,912
Deferred tax assets - net	c,d	2,504	(27)	2,477
Contract expense	c,d	-	320	320
Other non-current assets	a	9,672	(18)	9,654
Total Non-current Assets		162,928	129	163,057
TOTAL ASSETS		206,196	(296)	205,900

LIABILITIES AND EQUITY
Trade payables
Related parties	b	993	1,496	2,489
Third parties	b	13,773	(1,496)	12,277
Unearned income	c	5,190	(5,190)	-
Contract liabilities	c	-	5,252	5,252
Total Current Liabilities		46,261	62	46,323
Deferred tax liabilities - net	c,d	1,252	(55)	1,197
Unearned income	c	652	(652)	-
Contract liabilities	c	-	652	652
Long-term borrowing	b	33,748	(5)	33,743
Total Non-current Liabilites		42,632	(60)	42,572
TOTAL LIABILITIES		88,893	2	88,895

EQUITY
Additional paid-in capital		2,455	(479)	1,976
Other equity		507	(186)	321
Retained earnings		90,995	493	91,488
Net equity attributable to owners of the parent company		98,910	(172)	98,738
Non-controlling interest		18,393	(126)	18,267
TOTAL EQUITY		117,303	(298)	117,005
TOTAL LIABILITIES AND EQUITY		206,196	(296)	205,900

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Impact of significant differences between PSAK and IFRS on consolidated statements of profit and loss and other comprehensive income for the year ended December 31, 2018 were as follows:

	Reference	PSAK	Reconciliation	IFRS

REVENUES	c	130,784	4	130,788
Operation, maintenance and telecommunication		(43,791)	(102)	(43,893)
service expenses	c
Depreciation and amortization expenses	a	(21,406)	(36)	(21,442)
Marketing expenses	c	(4,214)	213	(4,001)
General and administrative expenses	d	(6,137)	(457)	(6,594)
Gain on foreign exchange - net	d	68	3	71
Other income	d	1,752	(7)	1,745
Other expenses	d	(750)	70	(680)

OPERATING PROFIT		38,845	(312)	38,533

Finance cost	c	(3,507)	(16)	(3,523)

PROFIT BEFORE INCOME TAX		36,405	(328)	36,077

INCOME TAX (EXPENSE) BENEFIT		(9,426)	60	(9,366)

PROFIT FOR THE YEAR		26,979	(268)	26,711

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation		146	2	148
Change in fair value of available-for-sale financial assets	d	(10)	10	-
Other comprehensive income - net		4,942	12	4,954

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		31,921	(256)	31,665

Profit for the year attributable to:
Owners of the parent company		18,032	(230)	17,802
Non-controlling interests		8,947	(38)	8,909
		26,979	(268)	26,711
Total comprehensive income for the year attributable to:
Owners of the parent company		22,844	(216)	22,628
Non-controlling interests		9,077	(40)	9,037
		31,921	(256)	31,665
BASIC EARNING PER SHARE
(in full amount)
Net income per share		182.03	(2.32)	179.71
Net income per ADS (100 Series B shares per ADS)		18,202.70	(232.18)	17,970.52

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.  AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies and similar bodies whether local, national or international.

c.	Revenue and expense recognition

Under PSAK, for sale of goods, revenue is recognised when entity has transferred all risk of goods to the customer and entity no longer has effective control over the goods. As for services, revenue is recognised when the amount of revenue can be measured reliably and the level of completion of a transaction at the end of the reporting period can be measured reliably. Expenses recognized as incurred.

Under IFRS, revenue is recognised when control of a product or service is transferred to the customer. Revenue is measured according to the value of the expected consideration in a contract with a customer. In addition, whoever fulfill its obligation, the entity presents contracts in the statement of financial position as contract asset or contract liabilities, depend on performance and customer’s payment. Entity presents unconditional right to consideration deparately as receivables.

IFRS required recognition of incremental cost on contract acquisition and fulfillment as assets with several conditions.

d.	Financial instruments

Under PSAK, financial assets are classified based on management intention. Provision of impairment on financial assets is recognised using the incurred loss method, which is its formed when the quality of financial assets has decreased.

Under IFRS, financial assets are classified based on business model of entity and characteristic of contractual cash flows from financial assets. Provision of impairment on financial assets is recognised using the expected credit loss method, which is its formed as long as the financial assets is owned by the Company and started from the financial assets is acquired.

The accompanying notes form an integral part of these consolidated financial statements.

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Kemitraan dan

Program Bina Lingkungan

(Community Development Center)

Financial statements as of December 31, 2018

for the year then ended

with independent auditors’ report

STATEMENTS OF SENIOR GENERAL MANAGER

REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS AS OF AND FOR YEAR THEN ENDED-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN BINA

LINGKUNGAN (COMMUNITY DEVELOPMENT CENTER)

No: Tel.27/KU750/CDC-A1010000/2019

We, the undersigned:

Name	: Sindhu Aryanto
Office Address	: Jl. Gatot Subroto Kav 52 Jakarta
Telephone	: 021-5202173
Position	: Senior General Manager Community Development Center

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of the Pusat Pengelolaan Program Kemitraan dan Bina Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);

2.	Financial statements CDC as of December 31, 2018 and for the year then ended have been prepared and presented in accordance with Non-Publicly Accountable Financial Accounting Standards;

3.	a. All information in the CDC’s Financial Statements has been fully and correctly disclosed;

b. The CDC’s Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;

4.	We are responsible for the CDC’s internal control

The Statement letter is made truthfully.

Jakarta, January 24, 2019

Senior General Manager CDC

/s/ Sindhu Aryanto

Sindhu Aryanto

NIK.660403

The original financial statements included herein are in Indonesian language.

Independent Auditors’ Report
Report No. 00046/2.1032/AU.2/11/0687-2/1/I/2019

The Shareholders, Board of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2018, and the statements of activities and cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion
Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2018, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro & Surja

/s/Agung Purwanto

Agung Purwanto

Public Accountant Registration No. AP.0687

January 24, 2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITORS’ REPORT

Page
SGM CDC’s Statement
Independent Auditors’ Report
Statement of Financial Position	1
Statement of Activities	2
Statement of Cash Flows	3
Notes to the Financial Statements	4 – 18

************************

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

December 31, 2018

(Expressed in Rupiah)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Cash and Cash Equivalents	2b,4	20,068,938,465	122,592,383,269
Loan to Foster Partners net of allowance for impairment losses of Rp148,890,837,074 (2017: Rp163,459,565,255)	2c,2d,5a, 5b	393,084,904,469	427,831,885,901
Troubled Loan net of allowance for impairment losses of Rp140,272,599,646 (2017: Rp115,125,085,775)	2f,6	-	-
TOTAL ASSETS		413,153,842,934	550,424,269,170
LIABILITIES AND NET ASSETS
LIABILITIES
Payables and Other Current Liabilities	2i,7	1,849,561,725	4,026,512,834
Overpayment of Installments	2h,8	1,535,366,391	589,900,373
TOTAL LIABILITIES		3,384,928,116	4,616,413,207
NET ASSETS
Unrestricted Net Assets	2j,9	409,768,914,818	545,807,855,963
Total net assets		409,768,914,818	545,807,855,963
TOTAL LIABILITIES AND NET ASSETS		413,153,842,934	550,424,269,170

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF ACTIVITIES

For the Year Ended December 31, 2018

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2018	2017
CHANGES IN UNRESTRICTED NET ASSETS
REVENUE
Revenue from Foster SOE	10	-	81,971,846,793
Loan Administration Service Income	11	13,211,057,850	29,487,984,479
Interest Income on:
Partnership Program	12a	541,735,636	640,813,090
Community Development Program	12b	1,676,136,071	2,411,159,468
Other Income	13	27,201,239	1,431,387,514
TOTAL REVENUE		15,456,130,796	115,943,191,344
EXPENSES
Fostering Partnership Funds	15	27,993,625,616	38,029,139,916
Community Development Funds Distribution	16	105,882,480,777	81,971,846,793
Allowance for Impairment of Loan, net	5d	17,618,965,548	82,008,147,399
TOTAL EXPENSES		151,495,071,941	202,009,134,108
DECREASE IN UNRESTRICTED NET ASSETS FOR THE YEAR		(136,038,941,145)	(86,065,942,764)
RESTRICTED NET ASSETS FOR THE YEAR		-	-
DECREASE IN NET ASSETS FOR THE YEAR		(136,038,941,145)	(86,065,942,764)
NET ASSETS AT BEGINNING OF YEAR		545,807,855,963	631,873,798,727
NET ASSETS AT END OF YEAR		409,768,914,818	545,807,855,963

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

(Expressed in Rupiah)

	Year Ended December 31,
	2018	2017
OPERATING ACTIVITIES
Decrease in Net Assets for the year	(136,038,941,145)	(86,065,942,764)
Adjustments
Allowance for impairment of loan, net	10,578,785,690	82,008,147,399
Reversal of administration service income due to loan reconditioning process	7,040,179,858	-
Change in asset and liability
Loan to Fosters Partners	17,128,015,884	8,470,463,936
Overpayment of Installment	945,466,018	429,547,381
Payables and Other Current Liabilities	(2,176,951,109)	4,001,512,834
Unidentified Installment	-	(549,272,950)
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(102,523,444,804)	8,294,455,836
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(102,523,444,804)	8,294,455,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	122,592,383,269	114,297,927,433
CASH AND CASH EQUIVALENTS AT END OF YEAR	20,068,938,465	122,592,383,269

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT
	a.	Establishment and General Information

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors No. 61/PS150/CTG-10/2003 regarding Establishment of Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center). This Decree of the Directors has been ammended several times. The latest amendment was under Decree of the Directors No. KD. 12/PS150/COPB0030000/ 2008 dated February 5, 2008 regarding Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center).

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replacing the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued regulation No: PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replacing PER-08/MBU/2013.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replacing the Decree of Minister of SOE No. PER-07/MBU/2015. As an implementation of PER-09/MBU/07/2015, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No.PD.702.00/r.00/PR000/CDC-A1040000/ 2015 dated December 10, 2015 regarding Management of Partnership Program and Community Development Program.

On December 19, 2016 Ministry of SOE issued PER-03/MBU/12/2016 regarding the Amendments to Regulation of Ministry of SOE No: PER-09/MBU/07/2015.
On July 5, 2017 Ministry of SOE issued PER-02/MBU/07/2017 as second ammendment for Ministry Regulation of SOE No: PER-09/MBU/07/2015.

Head office of CDC is domiciled in Head office of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”), Jend Gatot Subroto Kav 52 Jakarta. Community Development (“CD”) Regional and CD Witel is domiciled in Regional Division Office (“Divre”) and Witel Office (“Witel”) Telkom which spread all over Indonesia.

	b.	Primary Activities
The primary activities of CDC in Partnership Program and Community Development Program (“PKBL”) include the following activities:
		1)	Distribution of funds to finance working capital loans and or purchase of fixed assets to increase production and sales.
		2)	Additional loan distribution to finance the short-term funding requirements for the operations of the Foster Partners to fulfill orders from the business partner of the Foster Partners.
		3)	Community development donation funds is used for purposes that benefit the community in the areas of business in the form of assistance for:
			a.	Natural disaster victims
			b.	Education and/or training
			c.	Health improvement
			d.	Developments of infrastructure and/or public facilities
			e.	Places of worship
			f.	Nature conservation
			g.	Civil society in order for poverty alleviation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)
	c.	Funding Resources
Source of CDC’s funding is derived from budget which has been decided as part of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk expenses as Fosters SOE and fund development program.
	d.	Management Structure
Management Structure of CDC as of December 31, 2018 and 2017 is as follows:
December 31,
			2018	2017
		Senior General Manager	Shindu Aryanto	M.Sulthonul Arifin
Supporting Management:
		Senior Manager of Planning and Controlling	M. Wahyudi	M. Wahyudi
		Senior Manager of Finance	Haris Widjanarko	Haris Widjanarko
		Senior Manager of Partnership Program	Romles Simanjuntak	Romles Simanjuntak
		Senior Manager of Community Development Program	Hery Susanto	Hery Susanto

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.702.00/r.00/PR000/ CDC- A1040000/2015 tanggal 10 Desember 2015 regarding Management of Partnership Program and Community Development Program, CDC is supervised by the Director of Human Capital Management (HCM). As of December 31, 2018 and 2017, The Director of HCM is Mr. Herdy Rosadi Harman.

Number of CDC’s employees as of December 31, 2018 and 2017 is as follows:
December 31,
			2018	2017
		CDC Corporate	27	28

All employees are employees who earn salaries and other benefits from Foster SOE so that the implementation of Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom.
Witholding and payment for income tax Article 21 of Foster SOE employee who is assigned at CDC are performed by Foster SOE.
	e.	Authorization of the Issuance of Financial Statement
The financial statements were completed and authorized for issuance by CDC Management on January 24, 2019.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting principles which are applied consistently in the preparation of the financial statements for the years ended December 31, 2018 and 2017 are as follows:
	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.
The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.
The financial reporting period of CDC is January 1 - December 31.
Amounts in the financial statements are presented in Rupiah which also represents its functional currency.
	b.	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and in banks, and unrestricted time deposits with maturities of three months or less since placement date.
	c.	Loan

Loan are initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment are based on Management’s evaluation on the collectibility of these loan.

Loan to Other Foster SOE or Distribution Partners represents loans given to PKBL unit or Distributing Partners as synergy form among PKBL units.

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and Other Foster SOE or Distributing Partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than 1 year after reporting period.

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii.

Substandard when late payment of  principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	d.	Allowance for Impairment of Loan
Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s CDC estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there are impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loan are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that losses are recognised, are not included in the collective impairment evaluation.

	e.	Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

		Asset type	Depreciation Rate	Useful Life
		Computer	50%	2
		Office equipment	50%	2

Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.
All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use.
As of December 31, 2018 and 2017, net book value of fixed asset is zero.

In relation to fixed assets not in use with zero book value, SGM CDC has submitted a Letter No: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off PKBL Telkom Unit’s fixed asset. However, until the completion date of the financial statement, this approval has not been received.

	f.	Troubled Loan

Troubled loan represent loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off these troubled loan adhere to Regulation of Ministry.
	g.	Accrued Expenses
Accrued expenses are expenses that have to be paid by CDC which occur due to service received in the current period but no payment has been made until end of accounting period.
	h.	Overpayment of Installments
Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognizes as Partnership Program Other Income, based on Decree of the Human Capital Management Director Number: PR.702.01/r.00/PR000/CDC-A1040000/2016 dated on June 2, 2016 regarding Operational Guidelines of Partnership Program and Community Development Program. This decree replaced KD.21/PR.000/COP-B0030000/ 2010.

	i.	Account Payables
Account payables are recognized when transactions occur or when contract are completed. Account payables is recognized based on transaction amount or contracts.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	j.	Net Assets

Net assets are classified into restricted net assets and unrestricted net assets. Restricted net assets represent assets that can only be utilized limited to spesific program purpose. Unrestricted net assets represent assets that can be utilized without being limited for specific purposes.

	k.	Revenue and Expense
Revenue
Revenue is recognized in the statement of activities based on accrual basis.
Loan Administration Service Income
Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.
Interest income
Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.
Expense
Expense is recognised as incurred.
Fostering partnership funds are recognized when the funds are distributed.
	l.	Taxation
Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)
	a.	Judgements
	The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence to revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

	Allowance for impairment of loan

If there is objective evidence that losses because of impairment has incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s credit status based on collectibility of loans (Notes 5 and 6).

	b.	Estimations and Assumptions
	Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize indiviual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

	As of December 31, 2018, for troubled loan foster partners which has been recovered through reconditioning process, the allowance for impairment of loan was assessed individually.

CDC also assesses the allowance for impairment loss collectively, grouped by the same credit risks, regardless requires individually identified of allowance, have a higher risk of uncollectibility compared to loan given to other debtors. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectibility.

Allowance for impairment of loan is recognised based on the the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 dan 6).

4.	CASH AND CASH EQUIVALENTS
		December 31,
		2018	2017
	Partnership Program
	Cash in Bank:
	PT Bank Mandiri (Persero) Tbk	8,884,306,252	2,106,340,416
	PT Bank Negara Indonesia (Persero) Tbk	2,786,700,883	3,323,662,115
		11,671,007,135	5,430,002,531
	Time deposit
	PT Bank Mandiri (Persero) Tbk	-	5,000,000,000
	Total Cash and Cash Equivalent Partnership Program	11,671,007,135	10,430,002,531
	Community Development Program
	Cash in Bank:
	PT Bank Mandiri (Persero) Tbk	8,397,931,330	112,162,380,738
	Total Cash and Cash Equivalent of Community Development	8,397,931,330	112,162,380,738
	Total Cash and Cash Equivalent	20,068,938,465	122,592,383,269

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS
	a.	Loan to Foster Partners Classified by CD Regional
			December 31,
			2018	2017
		Loan to Foster Partners
		CD Corporate	25,500,000
		CD Regional I Sumatera	113,871,385,204	122,931,200,304
		CD Regional II DKI Jakarta & Banten	85,299,807,412	85,668,594,377
		CD Regional III Jabar	78,507,827,671	94,353,576,094
		CD Regional IV Jateng & DIY	63,609,003,118	66,517,291,242
		CD Regional V Jatim & Madura	99,029,914,997	107,617,267,940
		CD Regional VI Kalimantan	54,698,337,180	60,602,668,402
		CD Regional VII Kawasan Timur Indonesia	46,933,965,961	53,600,852,797
		Total	541,975,741,543	591,291,451,156
		Allowance for Impairment of Loan	(148,890,837,074)	(163,459,565,255)
		Total Loan to Foster Partners - Net	393,084,904,469	427,831,885,901

	b.	Loan to Foster Partners Classified by Business Sector
			December 31,
			2018	2017
		Trading	291,437,230,072	315,979,058,108
		Industry	105,052,250,745	109,044,948,707
		Service	89,978,658,457	101,488,875,416
		Farming	20,248,955,950	22,817,078,198
		Fishing	14,265,479,694	17,632,065,305
		Agriculture	10,524,680,011	11,749,642,911
		Plantation	8,972,516,925	10,193,550,875
		Others	1,495,969,689	2,386,231,636
		Total	541,975,741,543	591,291,451,156
		Allowance for Impairment of Loan	(148,890,837,074)	(163,459,565,255)
		Total Loan to Foster Partners - Net	393,084,904,469	427,831,885,901

		Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.
		Included in loan receivable to foster partner is balance of additional loan receivable. Additional loan is distributed to finance the short-term funding requirements for the business operations.
	c.	Loan Administration Service Income

Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministry No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

		Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income was determined by 6% per annum from the opening balance of the loan.
		Based on PER-02/MBU/07/2017 dated July 5, 2017, administration service income was determined by 3% per annum from the opening balance of the loan.
	d.	Allowance for Impairment of Loan to Foster Partners
		Movement of allowance for impairment of loan is as follow:
			December 31,
			2018	2017
		Beginning balance	163,459,565,255	89,312,658,468
		Additional (Recovery) - net	17,618,965,548	74,146,906,787
		Reversal for reconditioning process	(7,040,179,858)	-
		Reclassification as troubled loan	(25,147,513,871)	-
			148,890,837,074	163,459,565,255

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)
	d.	Allowance for Impairment of Loan to Foster Partners (continued)
		December 31, 2018
		Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
		Foster Partners
		Collective assessment
		Current	< 30 days	321,498,797,352	0.90%	2,893,489,176	(2,645,961,941)
		Substandard	> 30 days < 180 days	54,518,058,712	6.94%	3,783,553,275	(3,475,294,634)
		Doubtful	> 180 days < 270 days	27,291,050,797	13.27%	3,621,522,441	(2,551,728,323)
		Loss	> 270 days	2,023,033,302	100.00%	2,023,033,302	(142,464,982,163)
		Sub total		405,330,940,163		12,321,598,194	(151,137,967,061)
		Troubled			100.00%
		Foster Partner		130,995,443,463	100.00%	130,995,443,463	25,207,513,871
		Other Foster SOE/ Distributing Partners		9,277,156,183		9,277,156,183	(60,000,000)
		Sub total		140,272,599,646		140,272,599,646	25,147,513,871
		Individual assessment
		Additional Loan Foster Partners
		Current		75,562,500	0.00%	-	-
		Regulars Loan Foster Partners
		Current		39,662,972,850	100.00%	39,662,972,850	39,662,972,850
		Substandard		29,794,185,059	100.00%	29,794,185,059	29,794,185,059
		Doubtful		28,634,895,250	100.00%	28,634,895,250	28,634,895,250
		Loss		38,477,185,721	100.00%	38,477,185,721	38,477,185,721
		Sub total		136,644,801,380		136,569,238,880	136,569,238,880
		Total		682,248,341,189		289,163,436,720	10,578,785,690

		December 31, 2017
		Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
		Foster Partners
		Collective assessment
		Current	< 30 days	345,662,978,450	1.60%	5,539,451,117	681,658,912
		Substandard	> 30 days < 180 days	66,782,470,910		7,258,847,909	358,499,298
		Doubtful	> 180 days < 270 days	34,357,986,331	17.97%	6,173,250,764	1,869,474,553
		Loss	> 270 days	144,488,015,465	100.00%	144,488,015,465	71,237,274,024
		Sub total		591,291,451,156		163,459,565,255	74,146,906,787
		Troubled
		Foster Partner		105,787,929,592	100.00%	105,787,929,592	7,876,240,612
		Other Foster SOE/ Distributing Partners		9,337,156,183		9,337,156,183	(15,000,000)
		Sub total		115,125,085,775		115,125,085,775	7,861,240,612
		Total		706,416,536,931		278,584,651,030	82,008,147,399

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

6.	TROUBLED LOAN
	a.	Loan to Foster Partners Classified by CD Regional
	Troubled loan from foster partners as at December 31, 2018 and 2017 by CD Regional is as follow:
		December 31,
		2018	2017
	CD Regional I Sumatera	28,662,644,332	23,775,355,288
	CD Regional II DKI Jakarta & Banten	12,818,663,373	12,234,798,786
	CD Regional III Jabar	16,132,921,943	10,340,984,229
	CD Regional IV Jateng & DIY	11,744,160,652	11,733,442,946
	CD Regional V Jatim & Madura	22,662,855,049	16,984,743,476
	CD Regional VI Kalimantan	16,276,162,716	12,595,983,082
	CD Regional VII Kawasan Timur Indonesia	22,698,035,398	18,122,621,785
		130,995,443,463	105,787,929,592
	CD Corporate
	PT Sang Hyang Seri (“SHS”)	7,657,387,468	7,717,387,468
	Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,619,768,715	1,619,768,715
		9,277,156,183	9,337,156,183
	Total	140,272,599,646	115,125,085,775
	Allowance for Impairment of Troubled Loan	(140,272,599,646)	(115,125,085,775)
	Troubled Loan Distribution - Net	-	-

In relation to such troubled loan from foster partners, CDC has proposed several times to Ministry of State-Owned Enterprise (SOE) to write-off the trouble loan. The latest, SGM CDC sent the Letter No: Tel.181/KU000/CDC-A1000000/2016 dated December 28, 2016 regarding the proposal to write off Rp106,408,887,863 which represented troubled loans from January 1, 2001 until December 20, 2016.

	Until the completion date of the financial statements, the approval for the proposal to write-off the troubled loan has not been obtained from the Ministry of SOE.
	b.	Repayment of Troubled Loan
		December 31,
		2018	2017
	Beginning balance	115,125,085,775	107,263,845,163
	Additions	25,147,513,871	8,397,660,652
	Ending balance	140,272,599,646	115,661,505,815
	Total troubled loan	(137,464,634,670)	(115,125,085,775)
	Repayment of Troubled Loan	2,807,964,976	536,420,040

7.	PAYABLES AND OTHER CURRENT LIABILITIES
	Detail of payables and other current liabilities as of December 31, 2018 and 2017 are as follows:
		December 31,
		2018	2017
	Other Payables
	PT PINS Indonesia	963,766,375	-
	PT Enciety Binakarya Cemerlang	653,592,500	-
	Koperasi Pegawai Telkom	170,602,850	-
	PT Metrasat	61,600,000	61,600,000
	PT Infomedia Nusantara	-	3,936,759,627
		1,849,561,725	3,998,359,627
	Other Current liability
	PT Telekomunikasi Indonesia (Persero) Tbk	-	28,153,207
		1,849,561,725	4,026,512,834

	Liability to PT PINS Indonesia are transaction for the distribution of community development related to Broadband Learning Center (BLC).
	Liability to PT Enciety Binakarya Cemerlang represents transaction for 2018’s Corporate Social Responsibility (CSR) Index survey.
	Liability to Koperasi Pegawai Telkom represents transaction for e-commerce training.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

8.	OVERPAYMENT OF INSTALLMENTS
		December 31,
		2018	2017
	Beginning Balance	589,900,373	160,352,992
	Additional during the year	1,113,906,692	470,417,654
	Refund to Foster Partners	(168,440,674)	(40,870,273)
	Ending Balance	1,535,366,391	589,900,373

9.	NET ASSETS
		December 31,
		2018	2017
	Unrestricted Net Assets	409,768,914,818	545,807,855,963
	Restricted Net Assets	-	-
	Total	409,768,914,818	545,807,855,963

	Movement of Net Asset
		December 31,
		2018	2017
	Unrestricted Net Asset
	Unrestricted Net Asset - Beginning of Year	545,807,855,963	631,873,798,727
	Decrease in Unrestricted Net Asset profit	(136,038,941,145)	(86,065,942,764)
	Unrestricted Net Asset - End of Year	409,768,914,818	545,807,855,963

10.	REVENUE FROM FOSTER SOE
	Fund allocation for the year 2017

Based on the Directors Regulations No: PD.312.09/r.00/ HK230/COP-I3000000/2017 dated December 19, 2017 regarding the Work Plan and Budget has decided that the budget for Community Development Program was Rp87,000,000,000. Such fund has been fully received on January 19, 2018 and returned to Foster SOE on June 4, 2018 based on Minutes of Meeting with Ministry of SOE No: RIS-68/D7/MBU.3/4/2018 dated March 19, 2018 regarding with 2017’s Annual Report of Community Development Center.

Based on the Directors Regulations No: PD.311.00/r.00/HK230/COP-I3000000/2016 dated December 22, 2016 regarding the Work Plan and Budget decided that budget of Community Development Program was Rp82,000,000,000. Such fund has been fully received on February 6, 2018.

	Based on PER-09/MBU/07/2015, CDC recognized the fund allocation for the Foster SOE as revenue in the Statement of Activities.
11.	LOAN ADMINISTRATION SERVICE INCOME
		Year ended December 31,
		2018	2017
	CDC Corporate	2,221,261	-
	CD Regional I Sumatera	2,462,027,325	5,374,245,621
	CD Regional II DKI Jakarta & Banten	1,819,679,698	3,963,194,541
	CD Regional III Jabar	2,230,305,650	4,603,657,675
	CD Regional IV Jateng & DIY	1,594,836,111	3,990,087,307
	CD Regional V Jatim & Madura	2,403,977,440	5,169,404,062
	CD Regional VI Kalimantan	1,436,312,280	3,479,298,860
	CD Regional VII Kawasan Timur Indonesia	1,261,698,085	2,908,096,413
	Total	13,211,057,850	29,487,984,479

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

12.	INTEREST INCOME
		Year ended December 31,
		2018	2017
	Partnership Program
	Current Account	539,368,513	618,397,313
	Deposits	2,367,123	22,415,777
	Total Interest Income from Partnership Program	541,735,636	640,813,090
	Community Development Program
	Current Account	1,657,975,341	2,086,725,324
	Deposits	18,160,730	324,434,144
	Total Interest Income from Community Development Program	1,676,136,071	2,411,159,468
	Total Interest Income	2,217,871,707	3,051,972,558

13.	OTHER INCOME
		Year ended December 31,
		2018	2017
	Income from Foster Partners overpayment (less than Rp100,000)	27,201,239	-
	Income from remaining fund of SOE Care program	-	1,431,387,514
		27,201,239	1,431,387,514

14.	FOSTERING PARTNERSHIP FUNDS
		Year ended December 31,
		2018	2017
	Exhibition/ Promotion	15,595,132,580	22,367,228,818
	Development	8,264,764,125	11,580,655,830
	Training	4,133,728,911	4,081,255,268
	Total	27,993,625,616	38,029,139,916

15.	COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION
		Year ended December 31,
		2018	2017
	Community Development Donation
	Education and/or Training Donation	31,499,719,150	25,076,224,955
	Poverty Alleviation	24,843,660,416	28,261,408,040
	Improvement for Facility and/or Public Facility Donation	22,470,692,510	11,851,612,870
	Religion Facility Donation	15,921,606,803	10,210,317,630
	Healthcare Improvement Donation	6,161,049,348	4,783,170,948
	Disaster Victims Donation	4,691,682,550	693,047,350
	Natural Preservation Donation	294,070,000	1,096,065,000
	Total Community Development Programs	105,882,480,777	81,971,846,793

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

16.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES
	The relationship and nature of account balances/ transactions with related parties were as follows:
	Relation	Related parties	Transaction
	Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk.	Income allocation for community development program
	Under common control of PT Telekomunikasi Indonesia Tbk	PT Graha Sarana Duta	Room fitting out provider
	Under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Nusantara	Foster partner training provider
	Under common control of PT Telekomunikasi Indonesia Tbk	PT PINS Indonesia	CPE (Customer Premises Equipment) Provider
	Under common control of PT Telekomunikasi Indonesia Tbk	PT Metra Digital Media	Fund provider for internet training program
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Finnet Indonesia	Provider of virtual accounts
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Metra-Net	Provider of goods donation
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Sarana Usaha Sejahtera Insanpalapa	Provider of medical services
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Mandiri (Persero) Tbk.	Banking services
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Rakyat Indonesia (Persero) Tbk.	Other income of SOE Care Program
	Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Sang Hyang Seri (Persero)	Other Foster SOE

	The relationship and nature of account balances/ transactions with related parties were as follows:
		December 31,
		2018	2017
	Assets
	Cash and Cash Equivalents (Note 4)
	Partnership Program
	Cash in banks
	PT Bank Mandiri (Persero) Tbk.	8,884,306,252	2,106,340,416
	PT Bank Negara Indonesia (Persero) Tbk,	2,786,700,883	3,323,662,115
	Time deposit
	PT Bank Mandiri (Persero) Tbk	-	5,000,000,000
		11,671,007,135	10,430,002,531
	Community Development Program
	Cash in banks
	PT Bank Mandiri (Persero) Tbk.	8,397,931,330	112,162,380,738
	Total cash and cash equivalent in affiliated parties	20,068,938,465	122,592,383,269
	Loan to Other Foster SOE or Distributing Partners (Note 6)
	PT Sang Hyang Seri (Persero)
	Total Loan	7,657,387,468	7,717,387,468
	Allowance for Impairment of Troubled Loan	(7,657,387,468)	(7,717,387,468)
	Total loan	-	-
	Total assets in affiliated parties	20,068,938,465	122,592,383,269
	Total assets	413,153,842,934	553,105,797,495
	As percentage to total assets	4.86%	22.17%

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

16.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)
		December 31,
		2018	2017
	Liabilities
	Other Payables
	Partnership Program
	PT Infomedia Nusantara	-	3,936,759,627
			3,936,759,627
	Community Development Program
	PT PINS Indonesia	963,766,375	-
	PT Metrasat	61,600,000	61,600,000
	Total other payables	1,025,366,375	3,998,359,627
	Payables and other current liabilities (Note 7)
	PT Telekomunikasi Indonesia Tbk	-	28,153,207
	Total other current liabilities	-	28,153,207
	Total liabilities in afffiliated parties	1,025,366,375	4,026,512,834
	Total liabilities	3,384,928,116	4,616,413,207
	As percentage to total liabilities	30.29%	87.22%
	Expenses
	Partnership Program
	PT Metra Digital Media	11,182,970,000	-
	PT Infomedia Nusantara	2,424,354,505	8,523,968,054
	PT Graha Sarana Duta	297,417,120	-
	PT Finnet	-	10,513,339,980
	Total	13,904,741,625	19,037,308,034
	Partnership Program
	PT Graha Sarana Duta	16,375,162,287	-
	PT PINS Indonesia	4,153,810,375	1.773.178.000
	PT Metra Digital Media	3,465,000,000	-
	PT Sarana Usaha Sejahtera Insanpalapa	70,472,383	-
	PT Metra-Net	-	61.600.000
	Total	24,064,445,045	1,834,778,000
	Total operational expense in affiliated parties	37,969,186,670	20,872,086,034
	Total expense	151,495,071,941	202,009,134,108
	As percentage to total expense	25.06%	10.33%
	Revenue
	Community Development Program
	Revenue from Foster SOE	-	82,000,000,000
		-	82,000,000,000
	Partnership Program
	Interest from Time Deposits
	PT Bank Mandiri (Persero) Tbk	2,367,123	22,415,777
	Interest from Current Account
	PT Bank Mandiri (Persero) Tbk	284,145,474	500,857,021
	PT Bank Negara Indonesia (Persero) Tbk	255,223,039	117,540,292
	Total interest from Deposit and current account	541,735,636	640,813,090
	Community Development Program
	Revenue from Deposits
	PT Bank Mandiri (Persero) Tbk.	18,160,730	-
	PT Bank Negara Indonesia (Persero) Tbk	-	324,434,134
	Total interest from deposits	18,160,730	324,434,134
	Interest from Current Account
	PT Bank Mandiri (Persero) Tbk	1,657,975,341	2,086,725,324
	Total interest from Deposit and current account	1,676,136,071	2,411,159,458
	Other Income
	PT Bank Rakyat Indonesia (Persero) Tbk	-	1,431,387,514
	Total other income	-	1,431,387,514
	Total revenues from affiliated parties	1,676,136,071	86,460,944,285
	Total revenue	15,456,130,796	115,943,191,344
	As percentage to total revenue	10.84%	73.49%

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

17.	RESTRICTED FUND USAGE
	KEP.100/MBU/2002
	Partnership Program
	a.			Effectivity Performance

The performance evaluation of partnership and community development program is based on the Minister of SOE Decree No. KEP.100/ MBU/ 2002 dated June 4, 2012 regarding The Effectiveness Indicator of Partnership Program Loan Distribution and the Collectibility of the Loan Repayments.

The effectiveness of loan distribution is calculated by dividing the amount of distributed funds by the amount of the utilizable funds. Amount of distributed funds represents all current year funds distribution to small enterprise businesses and cooperation. The funds are distributed as working capital loans. Utilizable funds is calculated by adding the beginning balance with loan repayments (principal and the interest repayments) and with interest income from partnership program.

	Score of funds absorbtion table:
	% of absorbtion	>90	85 - 90	80 - 85	<80
	Score	3	2	1	0

				Year ended December 31,
				2018
	Fund Distribution
	Amount of Distribution (Note 17)			251,994,750,000
	Fostering Partnership Funds (Note 14, 17)			27,993,625,616
				279,988,375,616
	Beginning Balance for Cash and Cash Equivalent of Partnership Program			10,430,002,531
	Loan Repayments from Foster Partners			267,841,760,329
	Loan Administration Service Income			15,605,970,097
	Level of the effectiveness of the loan distribution (percentage of fund distribution to available fund)			293,877,732,957
	Score of level of the effectiveness of the loan distribution			95.27%

	b.			Collectibility level of the Loan Distribution

Another performance indicator of partnership and community development program is the collectibility of repayments which indicates the probability of a loan to be fully paid. The collectibility level is calculated by comparing the weighted average collectibility funds with distributed funds. Weighted average funds is the result of multiplying the collectibility weightage with the balance of each quality of the loan (e.g: current: 100%, substandard: 75%, doubtful: 25% and troubled: 0%)

	Score of loan repayments collectibility level is as follows:
	% of Collectibility Level	>70	40 s.d 70	10 s.d 40	<10
	Score	3	2	1	0
	Weighted average amount of the collectibility of the loan as of December 31, 2018 is as follows:
	Loan Quality		Loan Balance (unaudited)%		Weighted Average Amount
	Current		3,402,658,965,012	100%	3,402,658,965,012
	Substandard		174,259,512,000	75%	130,694,634,000
	Doubtful		96,513,529,896	25%	24,128,382,474
	Troubled		330,581,608,278	0%	-
	Total		4,004,013,615,186		3,557,481,981,486
	Loan repayment collectibility level (percentage of weighted average loan collectibility to loan distribution)			85.17%
	Score of repayments collectibility level			3

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018 and

Year then Ended

(Expressed in Rupiah)

17.	RESTRICTED FUND USAGE
	Statement of Cash Flows - Direct Method
		Year ended December 31,
		2018	2017
	OPERATING ACTIVITIES
	Fund Received from Foster SOE	87,000,000,000	82,000,000,000
	Loan Repayments to Foster SOE	(87,000,000,000	-
	Loan Repayments from Foster Partners	267,841,760,329	281,988,460,454
	Payable Payment	(2,176,951,109)	(25,000,000
	Loan Administration Service Income	15,605,970,097	25,469,582,665
	Interest Income	2,217,871,707	3,051,972,558
	Loan Distribution	(251,994,750,000)	(269,578,450,000)
	Community Development Fund Distribution	(105,882,480,777)	(81,910,246,793)
	Fostering Partnership Funds	(27,993,625,616)	(34,092,380,289)
	Other Revenue	(168,440,674)	(40,870,273)
	Refund to Foster Partners	27,201,239	1,431,387,514
	NET CASH FLOWS (USED TO) RECEIPT FROM OPERATING ACTIVITIES	(102,523,444,804)	8,294,455,836
	(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(102,523,444,804)	8,294,455,836
	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	122,592,383,269	114,297,927,433
	CASH AND CASH EQUIVALENTS AT END OF YEAR	20,068,938,465	122,592,383,269

18.	COMMITMENT

Based on Minister of SOE Decree Number PER-02/MBU/7/2017 dated July 5, 2017, Foster SOE may provide non - interest bearing loan or grant of fostering partnership fund for small micro and enterprises development, through a Special SOE which will be appointed by Ministry of SOE.

Through the letter No: S-822/MBU/12/2018 dated December 13, 2018, Minister of SOE has appointed PT Permodalan Nasional Madani (PNM) as Special BUMN to distribute the partnership program loan. The partnership program fund contribution from PT Telekomunikasi Indonesia (Persero) Tbk of Rp25 billion.

	Until the completion date of the financial statements, there is no contract made between CDC and PT PNM so that the partnership program fund is not yet transferred from CDC to PT PNM.